EXHIBIT 10.7

Execution Version

STOCK PURCHASE AGREEMENT
BETWEEN
CLEARONE, INC.,
AND
DORAN M. OSTER

MARCH 4, 2014

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated March 4, 2014, is entered into by and between ClearOne, Inc., a Utah corporation (“ClearOne” or Purchaser”), and Doran M. Oster, an individual residing in Florida (the “Seller”). Purchaser and Seller are referred to collectively herein as the “Parties” and individually as a “Party.” Sabine, Inc., is also a party for the purposes of Section 10.2 hereof.
RECITALS
WHEREAS, Sabine, Inc., a Florida corporation (“Sabine”), designs, manufactures and sells wireless microphone systems and digital audio processors in the professional audio and systems integration industries (the “Sabine Business”);
WHEREAS, Seller owns all of the issued and outstanding shares of common stock, $1.00 par value per share (the “Shares”) of Sabine;
WHEREAS, ClearOne desires to purchase from Seller, and Seller desires to sell to ClearOne, the Shares, subject to the terms and conditions set forth herein (the “Acquisition Transaction”);
WHEREAS, prior to the Closing, Sabine will transfer the Excluded Real Property to DMO Commercial Development, LLC, a Florida limited liability company Affiliated with Seller (the “Real Estate Entity”) and, at Closing, ClearOne will enter into the Lease Agreement with the Real Estate Entity for leasing the Excluded Real Property for continued operation of the Sabine Business (such transactions referred to as the “Lease Transaction”);
WHEREAS, immediately prior to the Closing, ClearOne Communications Hong Kong Limited, a private limited company established in Hong Kong (“HK Purchaser”) and Affiliated with ClearOne, will purchase Sabine’s Foreign Intellectual Property Rights by delivery of a promissory note (the “HK Note”) pursuant to an Asset Purchase Agreement of even date herewith (the “Asset Purchase Agreement”) between Sabine and HK Purchaser (such transaction referred to as the “Foreign IP Transaction”); and
WHEREAS, the Parties would not enter into this Agreement and complete the Acquisition Transaction without also completing the Lease Transaction and Foreign IP Transaction.
Now, therefore, in consideration of the foregoing Recitals, and in consideration of the mutual representations, warranties, and covenants herein contained, the Parties, intending to be legally bound, agree as follows.
ARTICLE I
DEFINITIONS
1.1    Certain Definitions. As used in this Agreement, and unless otherwise defined, the following capitalized terms shall have the following meanings:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, assessment, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Charter Documents” means the certificate or articles of incorporation and bylaws, or equivalent corporate documents under applicable state corporate Law, including all amendments thereto, of an Entity.
“ClearOne Shares” means that number of shares of common stock, par value $0.001 per share, of ClearOne equal to $1.5 million divided by the “Closing Market Price” of such shares, which for purposes of this Agreement shall be the actual closing price at the end of the Closing Date, provided, however, that if (a) the Closing Market Price is less than $8.00 per share, then the Closing Market Price shall be deemed to be $8.00 per share or (b) the Closing Market Price is greater than $10.00 per share, then the Closing Market Price shall be deemed to be $10.00 per share.
“Code” means the United States Internal Revenue Code.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contract” means any contract, lease, deed, mortgage, license, instrument, note, commitment, undertaking, indenture, joint venture and any other agreement, commitment or legally binding arrangement, whether written or oral.
“Current Assets” means the sum of the value of (a) cash and cash equivalents, (b) accounts receivable (after deduction for allowance for bad accounts), (c) Inventory and (d) prepaid expenses, but excluding (X) the HK Note (Y) any Tax asset and (Z) the portion of any prepaid expense with respect to which Purchaser or Sabine will not receive the benefit following the Closing, all determined in accordance with GAAP applied using accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies required to be used in the preparation of audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end. Notwithstanding the foregoing, in completing the Closing Statement pursuant to Section 2.5 below, Purchaser shall also have full discretion to choose to ignore all or any portion of the value of what would otherwise be a Current Asset that in Purchaser’s reasonable business judgment has no practical use or benefit in connection with the conduct of the Sabine Business; provided, however, that if Purchaser chooses to ignore any such asset in such calculation, Seller shall have the right to request that any such assets be transferred to Seller without the payment of any consideration by Seller.

“Disclosure Schedule” means the written set of the disclosures required by this Agreement and exceptions to representations and warranties made in this Agreement which, when mutually agreed to by the Parties, shall be incorporated herein by reference.
“Dollars” or “$” means the lawful currency of the United States.
“Earnout Products” has the meaning set forth in Schedule 2.4(d).
“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).
“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Entity” means a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).
“Environmental Claim” means any Action, Governmental Authorization, order of a Governmental Authority, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental, Health and Safety Requirement.
“Environmental, Health, and Safety Requirements” means all Laws and policies concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials, substances or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.
“Equipment” means all computers, telecommunications and other equipment, fixtures, furniture, tools, dies, stencils, machinery, supplies, testing equipment and other items of tangible personal property owned by Sabine or used in the Sabine Business. For purposes of clarity, the term “Equipment” does not include the artwork on display in the Excluded Real Property, which is the personal property of Seller.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means the Person engaged to serve as the escrow agent under the Escrow Agreement, as the Parties mutually agree.

“Escrow Agreement” means the agreement to be entered into between and among the Parties and the Escrow Agent, substantially in the form attached as Exhibit A, providing for establishment of the Escrow Fund.
“Escrow Fund” means the escrow fund established pursuant to the Escrow Agreement to hold the cash and stock delivered to the Escrow Agent.
“Escrow Period” means a period of nine months following the date of Closing.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect from time to time.
“Excluded Real Property” means that certain real property located at 13301 US Hwy 441, Alachua, Alachua County, Florida, including all building and improvements thereon, which such real property has been owned by Sabine and used in the Sabine Business but which will be transferred to the Real Estate Entity immediately prior to Closing as part of the Lease Transaction.
“Excluded Liabilities” means (a) those Liabilities to be paid or resolved by Sabine prior to the Closing, as set forth in Schedule 1.1, (b) any Liabilities (including Liabilities relating to distributions or dividends) owed to any of Sabine’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates (other than Liabilities with respect to the pre-closing portion of any payroll period which includes the Closing Date) and (c) those Liabilities related to the Excluded Real Property, which will be assumed by the Real Estate Entity in connection with the Lease Transaction (including, but not limited to real estate taxes, real property insurance and similar items but not including the SBA Loan).
“Fixed Assets” means the value of the Equipment, less depreciation, determined in accordance with GAAP applied using accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies required to be used in the preparation of the audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end. Notwithstanding the foregoing, the value of the Fixed Assets shall not include the value of any of the following: (a) any real property or land; (b) any buildings; (c) any assets associated with the Excluded Real Property, any land or any buildings and (d) intangible assets. Notwithstanding the foregoing, in completing the Closing Statement pursuant to Section 2.5 below, Purchaser shall also have full discretion to choose to ignore all or any portion of the value of what would otherwise be a Fixed Asset that in Purchaser’s reasonable business judgment has no practical use or benefit in connection with the conduct of the Sabine Business; provided, however, that if Purchaser chooses to ignore any such asset in such calculation, Seller shall have the right to request that any such assets be transferred to Seller without the payment of any consideration by Seller.
“Foreign Intellectual Property Rights” means all rights to exploit the Sabine IP outside of the United States, including the right to manufacture, distribute, sell or market products and services employing such Sabine IP outside the United States, the right to license such Sabine IP outside of the United States, and the right to develop derivative properties for these same or similar purposes. The Foreign Intellectual Property Rights will be sold to HK Purchaser prior to the Closing in the Foreign IP Transaction.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
“Governmental Authorization” means any: (a) Permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority; (b) any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority; or (c) right under any Contract with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, brand names, logos, slogans, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications, all of the foregoing including associated goodwill; (b) internet domain names, whether or not trademarks, registered in any generic top level domain by any authorized private registrar or Governmental Authority; (c) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered, unregistered or arising by Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications; (d) confidential information, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; (e) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications; and (f) other proprietary rights in Technology.
“Intellectual Property Licenses” means all licenses, sublicenses and other agreements by or through which other Persons, including Sabine’s Affiliates, grant Sabine exclusive or non-

exclusive rights or interests in or to any Intellectual Property that is used in or necessary for the conduct of the Sabine Business.
“Inventory” means all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories of Sabine.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means the actual or constructive knowledge of a Person. An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual should have known such fact or other matter under the circumstances.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Lease Agreement” means that certain lease agreement, substantially in the form attached as Exhibit B, for office and manufacturing space to be entered into between ClearOne and the Real Estate Entity at the Closing as part of the Lease Transaction.
“Lease Transaction” means the series of transactions where Sabine will transfer the Excluded Real Property to the Real Estate Entity and Real Estate Entity and ClearOne will enter into the Lease Agreement for leasing such real property, and the SBA Loan shall be paid or assumed by ClearOne so that it is no longer secured by the Excluded Real Property, such transactions to occur prior to or at Closing.
“Liabilities” means, unless the context specifically provides otherwise, liabilities, debts, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the reasonable cost of pursuing any insurance providers.
“Made Available” means that the referenced item was provided in physical or electronic medium to Purchaser prior to the date of this Agreement.
“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, operations, results of operations, prospects, condition (financial or otherwise) or assets of the Sabine Business, (b) the value of Sabine’s assets or operations, or (c) the ability of any Party to consummate the Transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to changes, conditions or effects that generally affect the industries in which the Sabine Business operates, and not affecting the Sabine Business in a disproportionate manner.
“Material Contracts” has the meaning set forth in Section 3.13.
“Net Assets” means (a) the sum of Current Assets and Fixed Assets less (b) Liabilities of Sabine as set forth on Schedule 1.1, which are Liabilities that would be on a balance sheet of Sabine prepared on the date of Closing (but not Excluded Liabilities) and the outstanding aggregate amount owed on the SBA Loan prior to payment or assumption by ClearOne, all determined in accordance with GAAP applied using accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies required to be used in the preparation of the audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end. For clarification, Net Assets shall not include any value for deferred Tax balances. The rules and computation method specified in Schedule 1.1 shall be adhered in determining Net Assets.
“Open Source Code” means any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.
“Ordinary Course of Business” means the ordinary course of business of an Entity consistent with past custom and practice (including with respect to quantity and frequency).
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
“Person” means an individual or an Entity.
“Personal Data” means a natural Person’s name, street address, telephone number, e-mail address, photograph, social security number (or similar number), driver’s license number, passport number, or customer or account number, or any other piece of information or data that allows (whether or not in accordance with and under the rules of any requirement of Law) the identification of a natural person.
“Pre-Closing Period” means the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article IX or the Closing,
“Purchase Price” means the amount to be paid for the Shares, as set forth in Section 2.2(a).
“Real Estate Entity” means DMO Commercial Development, LLC, a Florida limited liability company which is an Affiliate of Seller.

“Registered IP” means all Sabine IP that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Representative” means, with respect to any Entity, any and all directors, managers, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Sabine Domains” means the domain names owned by Sabine and/or used in the Sabine Business, as listed on Section 3.22 of the Disclosure Schedule, including all related URLs and websites.
“Sabine Employee” means each Person currently or previously employed by Sabine.
“Sabine IP” means the Sabine Software and all Technology and Intellectual Property in which Sabine has (or purports to have) an ownership interest and that is used in or necessary for the conduct of the Sabine Business.
“Sabine Privacy Policy” means each external or internal, past or present privacy policy of Sabine for the Sabine Business, including any policy and/or bilateral agreement between the Sabine and a third party regarding the provision of services in connection with the Sabine Business by or to the benefit of Sabine that involve the processing of Personal Data or User Data relating to: (a) the privacy of users of the Sabine services or any Sabine website; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; and (c) any employee information.
“Sabine Software” means any Software (including firmware and other software embedded in hardware devices but excluding any Shrink-Wrap Code) and all versions of such Software, or other product or service that is currently being or at any time has been developed, manufactured, supported, marketed, distributed, licensed, sold or made available (as part of a service bureau, time-sharing, application service or similar arrangement or otherwise) by Sabine in the Sabine Business.
“SBA Loan” means SBA Loan Number 64984050-08 from Alarion Bank in the original principal amount of $1,250,000, which loan is secured by the Excluded Real Property and guaranteed by Seller.
“SEC” shall mean the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect from time to time.
“Seller Consulting Agreement” means a separate agreement, substantially in the form of Exhibit C, to be entered into at Closing by ClearOne and Seller.
“Shares” means the outstanding equity interests in Sabine, all of which are held by Seller.
“Shrink-Wrap Code” means generally commercially available binary software code (other than development tools and development environments and Open Source Software) where available for an average cost of not more than $5,000 for a perpetual license for a single user or work station (or $15,000 in the aggregate for all users and work stations) that is used by Sabine but not incorporated into any Sabine Software and that has not been customized for use by Sabine.
“Software” means computer programs (including firmware and other software embedded in hardware devices and databases, compilations, tool sets, compilers, higher level or “proprietary” languages), including any and all software implementations of algorithms, models and methodologies, whether in Source Code or object code, design documents, flow-charts, user manuals and training materials relating thereto and any translations thereof.
“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data mining structure, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.
“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.
“Taxes” means any tax (including any gross or net income tax, capital gains tax, value-added tax, sales tax, payroll tax, excise tax, property tax, gift tax, escheat tax, withholding tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.
“Tax Return” means any return (including any information return), report, statement, declaration, remittance, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Law relating to any Tax.
“Technology” shall mean sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, design rules, models, databases, data collections, diagrams, formulae, marks, methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, Software, Software code (in any form, including Source Code), subroutines, techniques, user interfaces, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).
“Transaction Documents” means those documents to be delivered in connection with the Closing of the Acquisition Transaction, including this Agreement, the Stock Power, the Escrow Agreement, the Seller Consulting Agreement, the Lease Agreement, and the other agreements, instruments and documents required to be delivered prior to or at the Closing.
“Transactions” means the Acquisition Transaction, the Foreign IP Transaction and the Real Estate Transaction.
“User Data” means any Personal Data or information collected by or on behalf of the Sabine from users of the Sabine Software.
1.2    Additional Defined Terms. The following terms have the meaning assigned to such terms in the Sections of the Agreement set forth below:

Term	Section
Accounting Firm	2.6
Acquisition Transaction	Recitals
Aggregate Earnout Period	2.5(a)
Allowable Grace Period	5.15(a)(vi)
Annual Earnout Period	2.5(a)
Agreement	Introductory Paragraph
Asset Purchase Agreement	Recitals
Balance Sheet	3.5(a)
Balance Sheet Date	3.5(a)
Base Purchase Price	2.2(a)(i)
Basic Earnout	2.5(b)
Benefit Plans	3.16(b)
Bonus Earnout	2.5(b)
ClearOne	Introductory Paragraph
Closing	2.7
Closing Adjustment Statement	2.5
Closing Payment Amount	2.2(b)
Direct Claim	8.5(c)

Term	Section
Earnout Payment Statement	2.5(b)
Escrow Fund	2.3
Escrow Payment	2.5(a)
Estimated Net Assets Statement	2.2(a)(ii)
Effectiveness Deadline	5.15(a)
Filing Deadline	5.15(a)
Financial Statements	3.5(a)
Foreign IP Transaction	Recitals
Fundamental Representations	8.1
HK Note	Recitals
HK Purchaser	Recitals
Inadvertent Termination Ruling	5.5(h)
Inadvertent Termination Ruling Request	5.5(h)
Indemnification Period	8.1
Indemnified Party	8.5
Indemnifying Party	8.5
Initial Net Asset Adjustment Amount	2.2(a)(ii)
Lease Transaction	Recitals
Material Contracts	3.13
Material Customers	3.21(a)
Material Suppliers	3.21(b)
Net Asset Adjustment Amounts	2.2(a)(ii)
Party or Parties	Introductory Paragraph
Pre-Closing Period	5.6
Purchase Price Adjustment	5.5(d)
Purchase Price	2.2(a)
Purchaser	Introductory Paragraph
Purchaser’s Agents	5.15(g)(ii)
Purchaser Indemnitees	8.2
Quarterly Earnout Period	2.5(b)
Real Estate Entity	Recitals
Registration Expenses	5.15(a)(iv)

Term	Section
Registration Statement	5.15(a)
Registration Termination Date	5.15(a)
Registry	Recitals
Sabine	Recitals
Sabine Business	Recitals
Sabine Database	3.12(h)
Sabine Net Revenue	Schedule 2.4(d)
Section 338(h)(10) Election	5.5(d)
Seller	Introductory Paragraph
Seller’s Agents	5.15(g)(i)
Selling Expenses	5.15(a)(iv)
Shares	Recitals
Statement of Objections	2.6
Tax Adjustment	5.5(d)
Third Party Claim	8.5(a)
Use	3.11(g)

1.3    Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive and is used in the inclusive sense of “and/or”; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole; (d) references to the plural include the singular, and references to the singular include the plural; (e) references to one gender include the other gender; and (f) if a word or phrase is defined, then its other grammatical or derivative forms have a corresponding meaning. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
ARTICLE II
SALE AND PURCHASE OF SHARES AND RELATED TRANSACTIONS

2.1    Sale and Purchase of Shares. At the Closing, Seller shall sell, assign, transfer and deliver the Shares to ClearOne and ClearOne shall purchase the Shares from the Seller, on the terms and conditions set forth in this Agreement. Prior to the Closing, Sabine shall have (a) completed the Foreign IP Transaction, (b) completed the transfer of the Excluded Real Property to the Real Estate Entity and (c) either paid any Excluded Liabilities or arranged for such Excluded Liabilities to be assumed by another Person with no further obligation of Sabine with respect to such Excluded Liabilities.
2.2    Purchase Price.
(a)    Subject to the other terms and conditions of this Article II, the aggregate consideration payable by the Purchaser for the Shares shall be an amount equal to the following payments and assumptions of Liabilities (the “Purchase Price”), which amount is subject to adjustment and shall be paid by Purchaser as set forth herein:
(i)    The base amount of the Purchase Price of $7.5 million in cash, and $1.5 million in ClearOne Shares (the “Base Purchase Price”).
(ii)    The cash portion of the Base Purchase Price will be subject to upward or downward adjustment by the amount that the value of the Net Assets at Closing are less than or greater than $61,000 (such adjustment the “Net Asset Adjustment Amount”). At Closing, Seller and Purchaser shall review and agree on a statement (the “Estimated Net Assets Statement”) certifying in reasonable detail Seller’s good faith, reasonable estimate of the Net Assets at Closing, which shall be calculated based on the rules and computations methods specified and set forth in Schedule 1.1. The Base Purchase Price shall be adjusted at Closing based on the preliminary Net Asset Adjustment Amount shown on the Estimated Net Assets Statement (the “Initial Net Asset Adjustment Amount”).
(iii)    Earnout Payments that will be made to Seller in connection with the annual Sabine Net Revenue in the relevant period for the three years following Closing, as described in Section 2.4 below.
(iv)    At the Closing, Purchaser shall either pay or assume the SBA Loan, as it determines, subject to approval by the relevant lending parties, with the result that (A) the Excluded Real Property will no longer be Encumbered by the SBA Loan and (B) Seller will no longer be obligated to guarantee the repayment of the SBA Loan. Any prepayment penalty or similar payment shall be the obligation of Seller and, if paid by Purchaser, shall reduce the Purchase Price.
(b)    At the Closing, Purchaser shall pay to Seller the Base Purchase Price plus or minus the Initial Net Asset Adjustment Amount (the “Closing Payment Amount”) in cash and the ClearOne Shares, provided that 15% of the Closing Payment Amount will be paid to the Escrow Agent pursuant to Section 2.3.
2.3    Escrow. At Closing, Purchaser shall deposit with the Escrow Agent an amount equal to 15% of the Closing Payment Amount (the “Escrow Fund”). The Parties acknowledge and agree that the Escrow Fund shall be used for the purpose of securing the Seller’s indemnification obligations pursuant to Article VI. The Escrow Fund shall be administered by the Escrow Agent in accordance with the provisions of the Escrow Agreement. Subject to applicable Law, the Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Party and shall be held and disbursed solely for the purposes and in accordance with the respective terms of the Escrow Agreement.
2.4    Earnout.
(a)    The Purchase Price shall include additional earn-out payments to be made by Purchaser to Seller (each such payment being an “Earnout Payment”) based on the financial performance of the Sabine Business, after acquisition by Purchaser, in each of the three years following Closing (each, an “Annual Earnout Period” and collectively, the “Aggregate Earnout Period”).
(b)    The calculation for the Earnout Payments shall be (i) 5% of certain Sabine Net Revenue in year one and year two, as described below (the “Basic Earnout”), which will be paid in eight payments (each measuring period, for ease of reference, referred to as a “Quarterly Earnout Period,” even though certain Quarterly Earnout Periods may be shorter or longer than a quarter) and (ii) 10% of certain Sabine Net Revenue during the Aggregate Earnout Period (the “Bonus Earnout”), which will be paid annually.
(c)    The following sets forth the calculation of the Earnout Payments:

▪	Basic Earnout:

o	5% for all Sabine Net Revenue earned up to $5 million in Year 1 (as reflected in the chart below), payable as provided in the chart below.

o	5% for all Sabine Net Revenue earned up to $7.5 million in Year 2 (as reflected in the chart below), payable as provided in the chart below.

▪	Bonus Earnout:

o	10% for all Sabine Net Revenue exceeding $5 million in the first Annual Earnout Period after Closing, payable as provided in the chart below following such first Annual Earnout Period.

o	10% for all Sabine Net Revenue exceeding $7.5 million in the second Annual Earnout Period after Closing, payable as provided in the chart below following such second Annual Earnout Period.

o	10% for all Sabine Net Revenue exceeding $10 million in the third and final Annual Earnout Period after Closing, payable as provided in the chart below following such third Annual Earnout Period.

(d)    The method for calculating Earnout Payments is set forth on Schedule 2.4(d) attached hereto.
(e)    Within 7 days after ClearOne’s public announcement of its financial results for the relevant fiscal quarter or year-end, Purchaser shall prepare and deliver to Seller an unaudited statement (the “Earnout Payment Statement”) setting forth the calculation of the Sabine Net Revenue and the Earnout Payment for the preceding Quarterly Earnout Period and/or Annual Earnout Period, as applicable, accompanied by payment of the applicable Earnout Amount. The calculations will be done consistent with the method set forth on Schedule 2.4(d). Promptly upon Seller’s request, Purchaser shall make available to Seller copies of the work papers and back-up materials used by Purchaser in preparing the Earnout Payment Statement and such other documents as Seller may reasonably request in connection with its review thereof. Seller may dispute any Earnout Payment Statement and the calculations thereon in accordance with Section 2.6.
(f)    In the Lease Transaction, ClearOne or an Affiliate will be leasing from the Real Estate Entity the Gainesville Florida manufacturing facility located on the Excluded Real Property (the “Sabine Manufacturing Facility”. The Sabine Manufacturing Facility may be used to continue to manufacture the Sabine Products, which are subject to the Earnout Payments. If ClearOne elects to manufacture or modify at the Sabine Manufacturing Facility, ClearOne products which are not Sabine Products as of the Closing (such products referred to as “Other ClearOne Products”), such Other ClearOne Products will be deemed to be included as an Earnout Product and sales net revenue attributable to such Other ClearOne Products shall be included in the calculation of Sabine Net Revenue for the purpose of calculating Earnout Payments in an Annual Earnout Period. Notwithstanding the foregoing, if the sales net revenue in a particular Annual Earnout Period attributable to all such Other ClearOne Products is less than 5% of the Sabine Net Revenue for the same Annual Earnout Period, such sales net revenue from such Other ClearOne Products will be disregarded in calculating required Earnout Payments. In calculating sales net revenue attributable to Other ClearOne Products, for each Other ClearOne Product, the amount of sales net revenue attributable to each such product shall be equal to the number of units of such products made or modified in the Sabine Manufacturing Facility during the Annual Earnout Period multiplied by (i) the average selling price of such units in the Annual Earnout Period or the immediately preceding Annual Earnout Period if no products were sold in such period or, (ii) if no such products have previously been sold, the sales net revenue shall equal the Bill of Material Cost of such products multiplied by 1.4. The Basic Earnout and Bonus Earnout for Other ClearOne Products will be calculated and paid yearly as part of each Annual Earnout Period and each Annual Earnout Period shall be calculated separately.
(g)    Upon notice to Seller specifying in reasonable detail the basis for such deferral, Purchaser shall have the right to defer the payment of Earnout Payments and, with respect to the amount of any Losses which have been finally determined to be due to the Purchaser Indemnitees pursuant to Article VIII of this Agreement, to withhold and set off such Losses against any subsequent Earnout Payment. In the event Purchaser provides notice of the basis for deferral, and the amount of the Loss has not been finally determined and Seller disputes such basis for deferral, ClearOne may deposit the disputed portion of the Earnout Payment into the Escrow Account with the Escrow Agent until such amount has been finally determined.

(h)    The following chart illustrates the payment of the Basic Earnout, assuming the Closing Date is on March 7, 2014:

Earnout Period From	Earnout Period To	Purchaser’s Anticipated Financial Release Date	Anticipated Payment Date	Payment Type
03-08-14	06-30-14	07-25-14	08-01-14	Year One Payment 1
07-01-14	09-30-14	10-25-14	11-01-14	Year One Payment 2
10-01-14	12-31-14	01-25-15	02-01-15	Year One Payment 3
01-01-15	03-31-15	04-25-15	05-02-15	Year One Payment 4
04-01-15	06-30-15	07-25-15	08-01-15	Year Two Payment 5
07-01-15	09-30-15	10-25-15	11-01-15	Year Two Payment 6
10-01-15	12-31-15	01-25-16	02-01-16	Year Two Payment 7
01-01-16	03-07-16	04-25-16	05-02-16	Year Two Payment 8

(i)    The following chart illustrates the payment of the Bonus Earnout, assuming the Closing Date is on March 7, 2014:

Earnout Period From	Earnout Period To	Purchaser’s Anticipated Financial Release Date	Anticipated Payment Date	Payment Type
03-08-14	03-07-15	04-25-15	05-02-15	Bonus Earnout for the first Annual Earnout Period
03-08-15	03-07-16	04-25-16	05-02-16	Bonus Earnout for the second Annual Period
03-08-16	03-07-17	04-25-17	05-02-17	Bonus Earnout for the third Annual Period

2.1    Closing Statement. Within 30 days following the Closing, Purchaser shall prepare and deliver to Seller an unaudited statement (the “Closing Adjustment Statement”) of Purchaser’s determination of the Net Assets Adjustment Amount. Promptly upon Seller’s request, Purchaser shall make available to Seller copies of the work papers and back-up material used by Purchaser in preparing the Closing Adjustment Statement and such other documents as Seller may reasonably request in connection with its review thereof. Within five business days after the date the Closing Adjustment Statement becomes final and binding in accordance with Section 2.6, (a) if the Net Assets Adjustment Amount is greater than the Initial Net Assets Adjustment Amount, then Purchaser shall pay Seller the excess amount or (b) if the Net Assets Adjustment Amount is less than the Initial Net Assets Adjustment Amount, then Seller shall pay Purchaser such difference.
2.2    Resolution of Certain Disputes.
(c)    Within 15 days after Seller’s respective receipt of the Closing Adjustment Statement and any Earnout Payment Statement, the Seller shall deliver to the Purchaser a written statement either accepting the Closing Adjustment Statement or the Earnout Payment Statement, as the case may be, or specifying in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith, any objections (a “Statement of Objections”) thereto. If Seller does not deliver a Statement of Objections within such 15-day period, the Closing

Adjustment Statement or the Earnout Payment Statement, as the case may be, shall become final and binding upon all parties. If the Seller does deliver a Statement of Objections within such 15-day period, and the Parties cannot resolve such objections within 15 days after Purchaser’s receipt thereof, any remaining disputes shall be resolved by an independent accounting firm (the “Accounting Firm”).
(d)    The Accounting Firm shall be BDO USA, LLP’s affiliate firm Mantyla McReynolds LLC, or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the parties. If, in this situation, the parties cannot agree on an Accounting Firm, then selection of the Accounting Firm shall be by binding arbitration under the rules of the American Arbitration Association and the arbitrator will pick the accountant following a non-evidentiary hearing before the arbitrator, which shall be as brief as reasonably possible, with respect to this matter. Each Party will bear one-half of the cost of the arbitration fees and expenses, which amount must be estimated and paid at in advance prior to the arbitration. If a Party fails to make such advance payment within five business days of the date the other Party makes and gives notice to the other Party of the making of such payment, the paying Party shall have the sole right to choose the Accounting Firm and the arbitration shall not be necessary.
(e)    In any proceeding pursuant to this Section, the Accounting Firm shall be instructed to resolve such disputes within 45 days after its appointment, based solely on the presentations of Purchaser and Seller as to whether such objections have been determined in a manner consistent with this Agreement. The parties will enter into an engagement letter with the Accounting Firm specifying in detail the terms of the engagement, including procedures for communication, correspondence, and payment of any invoices of the Accounting Firm, so that once the firm is engaged, the parties will not interfere with the Accounting Firm’s determination. The Accounting Firm shall only decide the specific items under dispute by the Parties and its decision for each disputed amount must be within the range of values assigned to each such item in the Closing Adjustment Statement or the Earnout Payment Statement, as the case may be, and the related Statement of Objections, respectively. The resolution of such disputes by the Accounting Firm shall be set forth in writing and shall be conclusive and binding upon all parties and the Closing Adjustment Statement or the Earnout Payment Statement, as the case may be, as modified by such resolution, shall become final and binding upon the date of such resolution. The fees and expenses of the Accounting Firm shall be apportioned by the Accounting Firm between Seller, on the one hand, and Purchaser, on the other hand, based on the degree to which such party’s claims were unsuccessful, and the parties shall pay the Accounting Firm in accordance with such determination. In addition to the foregoing, if and only if a party prevails by more than 50% with respect to an objection affecting the Purchase Price, such party shall be awarded all legal fees and costs billed to it by its attorneys, but if such party prevails by 50% or less, then it shall pay the legal fees and costs of the other party. For example, if pursuant to this Section 2.6 Seller submitted an objection affecting the Purchase Price in the amount of $280,000 and prevailed only as to $70,000 of such amount, Seller would pay 75% of the fees and expenses of the Accounting Firm and pay all legal fees and costs billed to Purchaser by Purchaser’s attorneys in connection with the dispute.
2.3    Closing; Time and Place of Closing. The consummation of the Acquisition Transaction contemplated by this Agreement (the “Closing”) shall take place at a virtual meeting

(i.e., a meeting at which all deliveries may be effected by telephone, facsimile, email, PDF, wire transfer and/or similar means involving the exchange of electronic images of signed originals of documentation) to be held at the offices of Parsons Behle & Latimer, 201 South Main Street, Salt Lake City, Utah, and at which meeting the various payments and deliveries contemplated by this Agreement to be made by the parties will be made. The Closing shall take place on such date as the Parties may mutually agree after the satisfaction of any other covenants or conditions precedent set forth herein (including Article VI and Article VII), but in no event later than March 30, 2014. Notwithstanding the foregoing, neither Party shall be required to proceed to Closing unless all conditions precedent set forth in this Agreement have been satisfied or waived. If Closing has not taken place by March 30, 2014, either Party may terminate this Agreement by written notice to the other subject to the terms of Article IX. All transactions occurring at the Closing shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered. Unless otherwise indicated, all documents and certificates shall be dated on or as of the Closing Date.
(a)    Seller Closing Deliveries. At the Closing Seller shall deliver to Purchaser:
(i)    a counterpart of the Escrow Agreement duly executed by Seller and by the Escrow Agent;
(ii)    an executed Stock Power to transfer the Shares, accompanied by the certificates for the Shares;
(iii)    duly executed counterpart signature page to the Lease Agreement, executed by the Real Estate Entity;
(iv)    the Seller Consulting Agreement duly executed by Seller;
(v)    the Consents listed on Section 2.7(a)(v) of the Disclosure Schedule;
(vi)    an officers’ certificate to the effect that the representations and warranties set forth in Article III are true and correct in all material respects, except that as to (A) such representations and warranties as are qualified by terms such as “material” and “Material Adverse Effect” and (B) the Fundamental Representations, such certificate shall state that such representations and warranties are true and correct in all respects;
(vii)    such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Purchaser, as may be required to give effect to this Agreement.
(b)    Purchaser Closing Deliveries. At the Closing Purchaser shall deliver to Seller:
(i)    the Closing Payment Amount (with a portion thereof to be placed in the Escrow Fund as contemplated herein), including certificates representing the ClearOne Shares;

(ii)    a counterpart of the Escrow Agreement duly executed by each Purchaser (which shall also be delivered to Escrow Agent, together with the amounts to be deposited into the Escrow Fund as contemplated herein;
(iii)    duly executed counterpart signature page to the Lease Agreement;
(iv)    the Seller Consulting Agreement duly executed by ClearOne; and
(v)    such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Seller, as may be required to give effect to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the correspondingly numbered Section of the Disclosure Schedule, Seller represents and warrants to Purchaser as follows as of the date of this Agreement and as of the Closing:
3.1    Authority of Seller. Seller is an individual resident of Florida. Seller has all legal capacity to execute and deliver this Agreement and the Transaction Documents to which Seller is a party and to perform his obligations hereunder and thereunder to consummate the Transactions. This Agreement and each of the Transaction Documents to which Seller is a party constitutes a legal, valid and binding obligation of Seller, in each case enforceable against Seller in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).
3.2    Organization, Authority and Qualification of Sabine.
(c)    Sabine is a corporation duly organized, validly existing and in good standing under the Laws of the state of Florida, and has full corporate power and authority to own, operate or lease the properties and assets owned, operated or held by it (including the Excluded Real Property that will be transferred prior to Closing), and to carry on the Sabine Business as it has been and is currently conducted.
(d)    Section 3.2(b) of the Disclosure Schedule sets forth each jurisdiction in which Sabine is licensed or qualified to do business, and Sabine is duly licensed or qualified to do business and is in good standing in each jurisdiction in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary. All corporate actions taken by Sabine in connection with this Agreement and the other Transaction Documents will be duly authorized on or prior to the Closing.
(e)    Sabine has not granted to any Person any power of attorney in respect of it or any of its assets or properties.

3.3    Capitalization.
(j)    The authorized capital stock of Sabine consists of 500 shares of common stock, par value $1.00 per share, of which 100 shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Seller, free and clear of all Encumbrances. Upon consummation of the Acquisition Transaction contemplated by this Agreement, Purchaser shall own all of the Shares, free and clear of all Encumbrances.
(k)    All of the Shares were issued in compliance with applicable Laws. None of the Shares were issued in violation of any agreement, arrangement or commitment to which Seller or Sabine is a party or is subject to or in violation of any preemptive or similar rights of any Person.
(l)    Except as set forth on Section 3.3(c) of the Disclosure Schedule, Sabine does not own any shares of capital stock or any other equity interest in or control any other Person.
(m)    Neither Sabine nor the Seller has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of Sabine or the winding up or cessation of Sabine’s affairs or the Sabine Business.
(n)     There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of Sabine or obligating Seller or Sabine to issue or sell any shares of capital stock of, or any other interest in, Sabine. Sabine does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.
3.4    Consents and Approvals; Authority Relative to this Agreement. The execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which Seller is a party, and the consummation of the Transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Charter Documents of Sabine, as amended to date, or any shareholders’ agreement to which Seller or Sabine is a party; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Authorization applicable to Seller or Sabine; (c) except as set forth in Section 3.4 of the Disclosure Schedule, require the Consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Seller or Sabine is a party or by which Seller or Sabine is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of Sabine; or (d) result in the creation or imposition of any Encumbrance on any properties or assets of Sabine. Except as set forth on Section 3.4 of the Disclosure Schedule, no Consent, approval, Permit, Governmental Authorization, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or Sabine in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the Transactions contemplated hereby and thereby and the performance by Seller of Seller’s obligations hereunder and thereunder.
3.5    Financial Statements; No Undisclosed Liabilities.
(a)    Seller has Made Available to Purchaser complete copies of Sabine’s financial statements consisting of the balance sheet of Sabine as at December 31 in each of the years 2011, 2012 and 2013 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Financial Statements). Other than as set forth in Section 3.5(a) of the Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to the absence of footnotes that would be required under GAAP. The Financial Statements are based on the books and records of Sabine, and fairly present in all material respects the financial condition of Sabine as of the respective dates they were prepared and the results of the operations of Sabine for the periods indicated. The balance sheet of Sabine as of December 31, 2013 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date”. The Balance Sheet has been audited. Other than as set forth in Section 3.5(a) of the Disclosure Schedule, Sabine maintains a standard system of accounting established and administered in accordance with GAAP.
(b)    Except as set forth in the Financial Statements, the Estimated Net Assets Statement or Section 3.5(b) of the Disclosure Schedule, Sabine has no Liabilities.
(c)    Section 3.5(c) of the Disclosure Schedule provides an accurate and complete breakdown and aging, as of the last day of the calendar month preceding the calendar month which includes the date of this Agreement, of all accounts receivable, notes receivable and other receivables of Sabine. An updated schedule will be provided as of the date that is three business days prior to the Closing. Except as set forth in Section 3.5(c) of the Disclosure Schedule, as updated at Closing, all existing accounts receivable (i) represent valid obligations of customers of Sabine arising from bona fide transactions entered into in the Ordinary Course of Business; and (ii) are current and collectible in full, without any counterclaim or set off, when due.
3.6    Absence of Certain Effects or Changes. Except as set forth in Section 3.6 of the Disclosure Schedule, and other than as expressly contemplated by this Agreement or the Transaction Documents (including with respect to the incurrence of costs associated with the negotiation, execution and consummation of the Transactions), since the Balance Sheet Date there has not been any:
(a)    event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b)    amendment to the Organizational Documents of Sabine;
(c)    split, combination or reclassification of any shares of Sabine’s capital stock;

(d)    issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of Sabine’s capital stock;
(e)    redemption, purchase, or acquisition of Sabine’s capital stock;
(f)    change in any method of accounting or accounting practice for Sabine;
(g)    damage, destruction, or loss (whether or not covered by insurance) materially and adversely affecting Sabine or any of the assets of Sabine;
(h)    material change in cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;
(i)    entry into any Contract other than in the Ordinary Course of Business;
(j)    acceleration, termination, modification to or cancellation of any Contract or Permit other than in the Ordinary Course of Business;
(k)    incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the Ordinary Course of Business;
(l)    transfer, assignment, sale or other disposition of any of the assets of Sabine other than in the Ordinary Course of Business;
(m)    transfer, assignment or grant of any license or sublicense of any rights under or with respect to any Sabine IP or Intellectual Property Licenses other than in the Ordinary Course of Business;
(n)    imposition of any Encumbrance upon any Sabine properties, capital stock or assets, tangible or intangible;
(o)    adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of bankruptcy or reorganization Law or consent to the filing of any bankruptcy petition against it under any similar Law;
(p)    the commencement or settlement of any legal proceedings or other Action;
(q)    (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of Sabine’s employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed 3% of such employee’s base salary, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any employee, officer, director, independent contractor or consultant;
(r)    adoption, modification, or termination of any: (i) employment, severance, retention, or other agreement with any current or former employee, officer, director, independent contractor, or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a union, works council, or labor organization, in each case whether written or oral;
(s)    any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders, directors, officers and employees;
(t)    entry into a new line of business or abandonment or discontinuance of existing lines of business;
(u)    purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $2,500, individually (in the case of a lease, per annum) or $2,500 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the Ordinary Course of Business;
(v)    acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;
(w)    action by Sabine to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Purchaser in respect of any post-closing Tax period; or
(x)    any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.
3.7    Inventories. Section 3.7 of the Disclosure Schedule lists all items of Inventory of Sabine as of the last day of the calendar month preceding the calendar month which includes the date of this Agreement, such schedule to be updated as of the date that is three business days prior to the Closing Date. The Inventory is fairly reflected on the books of accounts of Sabine, stating items of Inventory at the lower of cost or market value, with adequate allowance for excessive or obsolete inventories. All Inventory, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such Inventory is owned by Sabine free and clear of all Encumbrances other than the SBA Loan, and no Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of Sabine

3.8    Title to, Sufficiency and Condition of Assets. Sabine has good and valid title to, and is the lawful owner of, all of its assets, as reflected in the Financial Statements, free and clear of all Encumbrances other than the SBA Loan. The assets held by Sabine are sufficient for the continued conduct of the Sabine Business after the Closing in substantially the same manner as conducted prior to the Closing and, except as set forth in Section 3.8 of the Disclosure Schedule, constitute all of the assets, properties and rights currently used by Sabine or reasonably necessary in the conduct of the Sabine Business.
3.9    Real Property.
(a)    Other than the Excluded Real Property, Sabine does not own and has never owned any real property, nor does it hold any option to acquire any real property.
(b)    Except as disclosed in Section 3.9(b) of the Disclosure Schedule:
(i)    Sabine currently has and, for the past five years or for such period of time that Sabine has owned the Excluded Real Property, whichever is shorter, has obtained, all Permits (including certificates of use and occupancy, licenses and permits) required by applicable Law in connection with its use, occupation and operation of the Excluded Real Property;
(ii)    there are no pending or, to Seller’s Knowledge, threatened condemnation, fire, health, safety, building, zoning or other land use regulatory proceedings, lawsuits or administrative actions relating to any portion of the Excluded Real Property or any other matters which do or may adversely affect Sabine’s current use, occupancy or value thereof, nor has Sabine or any Seller received notice of any pending or threatened eminent domain or special assessment proceedings affecting any portion of the Excluded Real Property;
(iii)    there is no Person other than Sabine in possession of any portion of the Excluded Real Property and no Contract grants any Person (other than Sabine or the Real Estate Entity) the right of use or occupancy of any portion of the Excluded Real Property;
(iv)    all utilities required by any applicable Law or by the use and operation of the Excluded Real Property in the conduct of the Sabine Business are fully operable and are adequate to service the Excluded Property in the operation of the Sabine Business as presently conducted and, to Seller’s Knowledge, to permit full compliance with the requirements of all Laws in the operation of the Sabine Business as presently conducted;
(v)    to Seller’s Knowledge, no fact or condition exists which could result in the termination or material reduction of the current access from the Excluded Real Property to existing roads or to water, sewer or other utility services presently serving such Excluded Real Property;
(vi)    none of Sabine’s Equipment located on the Excluded Real Property or the operation or maintenance thereof, or the conduct of the Sabine Business, violates any restrictive covenant applicable to the Excluded Real Property and no activity on or condition of the

Excluded Real Property has constituted or constitutes a nuisance, trespass or other tortious condition with respect to any Person;
(vii)    to Seller’s Knowledge, the use, occupancy and operation of the Excluded Real Property as currently used, occupied and operated in the conduct of the Business does not constitute a nonconforming use and is not the subject of a special use permit under any applicable Law; and
(viii)    to Seller’s Knowledge, all structures and all structural, mechanical and other physical systems that constitute part of the Excluded Real Property are free of defects and in good operating condition and repair, ordinary wear and tear excepted, no maintenance or repair thereto has been unreasonably deferred by Sabine, and no portion of the Excluded Real Property has suffered any damage by fire or other casualty which has not heretofore been repaired and restored.
(c)    Sabine has fee title to the Excluded Real Property and, upon conveyance to the Real Estate Entity, the Real Estate Entity shall have fee title to such Excluded Real Property.
(d)    There are no Encumbrances on the Excluded Real Property other than the SBA Loan and, at Closing and execution of the Lease Agreement by the parties in the Lease Transaction, there will be no Encumbrances on the Excluded Real Property.
3.10    Equipment and Tangible Assets. Section 3.10 of the Disclosure Schedule is a true, correct and complete list of all Equipment having an individual book value in excess of $2,500 and of each lease of Equipment included in the Assets of Sabine having aggregate minimum annual lease payments in excess of $2,500 binding upon Sabine. Seller has Made Available to Purchaser true, correct and complete copies of any and all such Equipment leases. Except as set forth in Section 3.10 of the Disclosure Schedule, all of the Equipment and other tangible assets of Sabine are in good operating condition and repair (with the exception of normal wear and tear) for the purposes of the Sabine Business as currently operated and none of them is in need of maintenance or repairs other than routine maintenance and repairs.
3.11    Intellectual Property.
(a)    Section 3.11(a) of the Disclosure Schedule is a true, correct and complete list of all (i) Sabine IP that is not registered but that is material to the operation of the Sabine Business as presently conducted and (ii) Registered IP that is held by Sabine. With respect to the Registered IP, including such registrations that may have lapsed, the schedule includes (i) the name of the applicant/registrant, inventor/author, if applicable, and current owner; (ii) the jurisdiction in which such item of Registered IP has been registered or filed; (iii) the applicable registration or serial number; (iv) the filing date, and issuance/registration/grant date; and (v) a brief description of the prosecution status thereof. All required filings and fees related to the Registered IP have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Sabine IP registrations (other than those registrations that may have lapsed as shown on Section 3.11(a) of the Disclosure Schedule) are otherwise in good standing and enforceable. Seller has Made Available to Purchaser a true, correct and complete copy of the file histories, documents, certificates, office actions, correspondence and other materials related to all Registered IP. Seller has no Knowledge of any information, materials, facts or circumstances that would render any Sabine IP that is Registered IP invalid or unenforceable or would materially and adversely affect any pending application for such Registered IP.
(b)    Sabine owns all right, title and interest in and to the Sabine IP, free and clear of Encumbrances (other than nonexclusive licenses to customers in the Ordinary Course of Business), and none of the Sabine IP has been subject to any Encumbrances except where a release has been properly filed. Without limiting the generality of the foregoing, except as set forth in Section 3.11(b) of the Disclosure Schedule, Sabine has entered into binding, written agreements with every current and former Sabine Employee, and with every current and former consultant and independent contractor, whereby such Sabine Employees, consultants and independent contractors assign to Sabine any ownership interest and right they may have in any Sabine IP. Sabine has Made Available to Purchaser true, correct and complete copies of all such agreements. Sabine is in material compliance with all legal requirements applicable to the Sabine IP and Sabine’s ownership and use thereof
(c)    Section 3.11(c) of the Disclosure Schedule sets forth a true, correct and complete list of all inbound Intellectual Property Licenses excluding licenses for Shrink-Wrap Code. Seller has Made Available to Purchaser true, correct and complete copies of all such Intellectual Property Licenses. All such Intellectual Property Licenses are valid, binding and enforceable between Sabine and the other parties thereto, and Sabine and to Seller’s Knowledge such other parties are in full compliance with the terms and conditions of such Intellectual Property Licenses.
(d)    The Sabine IP and Intellectual Property Licenses as previously and currently owned, licensed or used by Sabine, and the conduct of the Sabine Business as previously and currently conducted has not and does not infringe, violate or misappropriate the Intellectual Property of any Person. Neither Seller nor Sabine has received any written communication, and no Action has been instituted, settled or, to Seller’s Knowledge, threatened, that alleges any such infringement, violation or misappropriation, and none of the Sabine IP is subject to any outstanding Governmental Authorization.
(e)    Section 3.11(e) of the Disclosure Schedule is a true, correct and complete list of all Contracts, licenses, sublicenses and other agreements pursuant to which Sabine grants rights or authority to any Person with respect to any Sabine IP or Intellectual Property Licenses. Seller has Made Available to Purchaser true, correct and complete copies of all such agreements. All such agreements are valid, binding and enforceable between Sabine and the other parties thereto, and Sabine and to Seller’s Knowledge such other parties are in full compliance with the terms and conditions of such agreements. To Seller’s Knowledge, no Person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Sabine IP.
(f)    There is no pending or, to Seller’s Knowledge, threatened Action challenging the registrability of any Sabine IP. Seller has no written notice of any, or Knowledge of any basis for any, claim that the Sabine Business infringes, misappropriates, or violates any Intellectual Property or any such rights of any other Person. Seller has no Knowledge of any basis for a claim that any Sabine IP is invalid or unenforceable.

(g)    Sabine has the sole and exclusive right to bring Actions for infringement, misappropriation, dilution, violation or unauthorized use of the Sabine IP and, to Seller’s Knowledge, there is no basis for any such action. Sabine is not bound by, and no Sabine IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Sabine to use, exploit, license, transfer, assert or enforce any Sabine IP anywhere in the world.
(h)    Except as set forth on Section 3.11(h) of the Disclosure Schedule, no funding, facilities or personnel of any Governmental Authority or college, university or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Sabine IP.
(i)    Sabine has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information of Sabine.
(j)    Section 3.11(j) of the Disclosure Schedule contains a complete and accurate list and summary of all royalties, fees, commissions and other amounts payable by Sabine to any other Person for the use or exploitation of any Sabine IP incorporated into or used in the development, testing, distribution, provision, maintenance or support of, any product offering by Sabine.
(k)    Neither the execution, delivery or performance of this Agreement or any other Transaction Documents nor the consummation of any of the Transactions contemplated hereby or thereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Sabine IP or any other Technology or Intellectual Property incorporated into or used in the development, testing, distribution, provision, maintenance or support of the Sabine Software; (ii) a breach of or default under any Material Contract; (iii) a payment or increased royalty or an obligation to offer any discount or be bound by any “most favored pricing” terms under any Material Contract; (iv) the release, disclosure or delivery of any Sabine IP by or to any escrow agent or other Person; (v) any right of termination or cancellation under any Material Contract; or (vi) the grant, assignment or transfer to any other Person of any license or other right or interest in, under, or with respect to, either any of the Sabine IP or any other Technology or the Intellectual Property of Purchaser. Immediately following the Closing, all Sabine IP will be transferable, alienable or licensable by Purchaser to the same extent such Sabine IP would have been transferable, alienable or licensable by Sabine had the Closing not occurred, without payment of any kind to any third party.
(l)    Seller has delivered to the Purchaser a complete and accurate copy of each standard form of Contract used by Sabine with respect to the Sabine IP, including each standard form of: (i) end user license agreement; (ii) software license, software-as-a-service (SaaS) or cloud-based services agreement, (iii) development agreement; (iv) employee agreement containing any assignment or license of Technology or Intellectual Property or any confidentiality provision; (v) maintenance agreement; (vi) consulting or independent contractor agreement containing any assignment or license of Technology or Intellectual Property or any confidentiality provision; or (vii) confidentiality or nondisclosure agreement

3.12    Sabine Software.
(a)    Except as set forth on Section 3.12(a) of the Disclosure Schedule, the Sabine Software was either (i) developed by employees of Sabine within the scope of their employment thereby or (ii) developed by independent contractors who have assigned all of their right, title and interest therein to Sabine pursuant to written agreements. Except as set forth in Section 3.12(a) of the Disclosure Schedule, none of the Sabine Software contains any code, documentation or other materials or development environments that embody Intellectual Property of any Person other than Sabine. Section 3.12(a) of the Disclosure Schedule is a true, correct and complete copy of the most recent “bug list” with respect to the Sabine Software.
(b)    Section 3.12(b) of the Disclosure Schedule is a true, correct and complete list of and description of all material Software, other than the Sabine Software and Shrink-Wrap Code, licensed to or used by Sabine and with respect to each such item of Software the number or type of installations thereof and nature and physical location of proofs of purchase of the related license thereof to the extent the Software is not Sabine Software.
(c)    The Source Code for all Sabine Software has been documented in a professional manner that is sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Sabine Software. Except as set forth in Section 3.12(c) of the Disclosure Schedule, no Source Code for any Sabine Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of Sabine. Sabine does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Sabine Software to any escrow agent or other Person. To Seller’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the Source Code for any Sabine Software to any other Person.
(d)    Section 3.12(d) of the Disclosure Schedule is a true, correct and complete list and description of: (i) each item of Open Source Code that is contained in, distributed with, or used in the development of the Sabine Software or from which any part of any Sabine Software is derived; (ii) the applicable license terms for each such item of Open Source Code and (iii) the product and services to which each such item of Open Source Code relates. Except as set forth in Section 3.12(d) of the Disclosure Schedule, no Sabine Software contains, is derived from, is distributed by Sabine with, or is being or was developed using Open Source Code that is licensed under any terms that (i) impose a requirement or condition that any Seller Owned Software or part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works or (C) be redistributable at no charge or (ii) otherwise impose any other limitation, restriction, or condition on the right or ability of Sabine to use or distribute such Sabine Software.
(e)    None of the Sabine Software (a) contains any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of any data) that materially and adversely affects the use, functionality, or performance of such Sabine Software or any product or system containing or used in conjunction with such Sabine Software; or (b) fails to comply in all material respects with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Sabine Software or any product or system containing or used in conjunction with such Sabine Software. The Seller has provided to the Purchaser a complete and accurate list of all bugs, defects, and errors known to Seller or Sabine in each version of the Sabine Software.
(f)    None of the Sabine Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.
(g)    Section 3.12(g) of the Disclosure Schedule contains each Sabine Privacy Policy and identifies, with respect to each Sabine Privacy Policy: (i) the period of time during which such privacy policy was or has been in effect; (ii) whether the terms of a later Sabine Privacy Policy apply to the data or information collected under such privacy policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Sabine Privacy Policy to data or information previously collected under such privacy policy. Sabine has complied at all times in all material respects with all of the Sabine Privacy Policies, any third-party privacy policies applicable to Sabine, and with all applicable legal requirements pertaining to privacy, data security, User Data or Personal Data. Sabine has had at all times the right to receive, collect, retain, disclose, store, transfer, dispose or otherwise use (collectively, “Use”) the User Data and Personal Data received by Sabine, and Sabine at all times has required all applicable Persons to obtain the right for Sabine to Use the User Data in accordance with the most current Sabine Privacy Policy. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement nor the consummation of any of the Transactions contemplated by this Agreement or any such other agreements will result in any violation of any Sabine Privacy Policy or any legal requirement pertaining to privacy, data security, User Data or Personal Data. No claim is pending or to Seller’s Knowledge has since inception been threatened against Sabine alleging a violation of any Person’s rights under any Sabine Privacy Policy or otherwise pertaining to privacy, data security, User Data or Personal Data.
(h)    Section 3.12(h) of the Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data and User Data maintained by or for Sabine at any time (the “Sabine Databases”), the types of Personal Data and User Data in each such database, the means by which the Personal Data was collected, the security policies that have been adopted and maintained with respect to each such database, and the reports, audits, investigations, administrative proceedings in regard to violations of legal requirements pertaining to privacy, data security, User Data or Personal Data, as well as a list of incidents of data security breaches falling under and/or as to be reported in accordance with legal requirements. No breach or violation of any such security policy by Sabine has occurred or to Seller’s Knowledge is threatened, and to Seller’s Knowledge there has been no unauthorized or illegal Use, modification or disclosure of or access to any of the data or information in any of the Sabine Databases or any other Personal Data or User Data collected by Sabine. Sabine has at all times taken reasonable steps (including without limitation implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personal Data, User Data and Sabine Databases are protected against loss and against unauthorized or illegal Use, modification, disclosure or access.
3.13    Contracts.
(a)    Section 3.13(a) of the Disclosure Schedule lists each of the following Contracts of Sabine (such Contracts, together with all Contracts related to Intellectual Property set forth in Section 3.11 and Section 3.12 of the Disclosure Schedule being “Material Contracts”):
(i)    each Contract of Sabine involving aggregate consideration in excess of $5,000 and which, in each case, cannot be cancelled by Sabine without penalty and/or without more than 60 days’ notice;
(ii)    all Contracts that require Sabine to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;
(iii)    all Contracts that provide for the indemnification by Sabine of any Person or the assumption of any Tax, environmental or other Liability of any Person;
(iv)    all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(v)    all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which Sabine is a party;
(vi)    all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which Sabine is a party and which are not cancellable without material penalty or without more than 30 days’ notice;
(vii)    except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees) of Sabine;
(viii)    all Contracts with any Governmental Authority to which Sabine is a party;
(ix)    all Contracts that limit or purport to limit the ability of Sabine to compete in any line of business or with any Person or in any geographic area or during any period of time;
(x)    any Contracts to which Sabine is a party that provide for any joint venture, partnership or similar arrangement by Sabine;

(xi)    all Contracts between or among Sabine on the one hand and Seller or any Affiliate of Seller (other than Sabine) on the other hand;
(xii)    all collective bargaining agreements or Contracts with any union, works council, or labor organization to which Sabine is a party; and
(xiii)    any other Contract that is material to Sabine and not previously disclosed pursuant to this Section 3.13.
(b)    Seller has Made Available to Purchaser a true, correct and complete copy of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder).
(c)    Each Material Contract is valid and binding on Sabine in accordance with its terms and is in full force and effect. No Person other than Seller has guaranteed Sabine’s performance under any Material Contract. Neither Sabine nor, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Seller is not currently renegotiating or paying liquidated damages in lieu of performance under any of the Material Contracts. There are no material disputes pending or threatened under any Material Contract.
3.14    Permits. Section 3.14 of the Disclosure Schedule is a true, correct and complete list of all Permits, including their dates of expiration, which are held by Sabine. All presently due fees and charges with respect to the Permits so listed have been paid in full and such are in full force and effect. Neither Seller nor Sabine has received any notice that any such Permit will be revoked or canceled and Seller has no Knowledge of any basis under which any such Permit may be revoked or cancelled. Except for the Permits listed on Section 3.14 of the Disclosure Schedule, there are no Permits that are necessary to entitle Sabine to own or lease, operate and use its assets or are otherwise necessary for the lawful continued operation of the Sabine Business. Completion of the Acquisition Transaction will not result in the cancellation or termination of any Permit.
3.15    Insurance. Section 3.15 of the Disclosure Schedule is a true, correct and complete list of all policies of fire, liability, workers’ compensation and other forms of insurance owned or held by Sabine and all claims made or notices given by Sabine thereunder since January 1, 2012. Seller has Made Available to Purchaser true, correct and complete copies of all such policies. Sabine has complied with each of such policies and all policies set forth in Section 3.15 of the Disclosure Schedule are in full force and effect. Such policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Sabine Business and are sufficient for compliance with all applicable Laws and Contracts. The insurance policies will not be subject to cancellation or termination as the result of the consummation of the Acquisition Transaction.

3.16    Employee Benefit Plans and Employment Agreements.
(a)    Section 3.16(a) of the Disclosure Schedule lists (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA) covering any employee, contractor or consultant or former employee, contractor or consultant of Sabine; or (ii) any retirement, savings, thrift, deferred compensation, performance, incentive compensation, stock ownership, stock purchase, stock option, unemployment compensation, vacation or holiday pay, severance pay, bonus, hospitalization or other medical, disability, life or other insurance, fringe benefit arrangement or other welfare, retiree welfare or benefit plan, policy, trust, understanding or arrangement of any kind, whether written or oral, which does not constitute an employee benefit plan and which covers any current or former employee, contractor or consultant of Sabine.
(b)    A true, correct and complete copy of each of the plans, arrangements and agreements listed in Section 3.16(a) of the Disclosure Schedule (collectively, the “Benefit Plans”), each as in effect on the date hereof, has been Made Available to Purchaser. With respect to each Benefit Plan, Sabine has provided to the Buyer a copy of the plan document and, if applicable, the most recent copies of the following: summary plan description, Forms 5500 and 5500-SF with all attachments for the last three years, unaudited financial statements for the Benefit Plans for the last three years if applicable, trust agreements and determination or qualification letters from the IRS. There are no loans or advances by Sabine to any of the Sabine Employees other than advances for expenses made in the Ordinary Course of Business.
(c)    No Benefit Plan is subject to Title IV of ERISA. None of the Benefits Plans is an Employee Pension Benefit Plan. Sabine has never maintained an Employee Pension Benefit Plan and has never been required to contribute to any Multiemployer Plan, as set forth in ERISA §3(37).
(d)    Each Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS that such plan is so qualified under the Code; and no circumstance exists which might cause such plan to cease being so qualified.
(e)    All Benefit Plans comply, and have been administered in compliance, in all material respects, with all Laws applicable thereto, and there has been no notice issued by any Governmental Authority questioning or challenging such compliance, and there are no actions, suits or claims (other than routine claims for benefits) pending or, to Seller’s Knowledge, threatened, involving any such Benefit Plan or the assets of any such Benefit Plan.
(f)    Sabine has not engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or ERISA Section 406 with respect to the Benefit Plans, and all “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Benefit Plans, have complied with the requirements of Section 404 of ERISA.
(g)    Except as set forth in Section 3.16(g) of the Disclosure Schedule, other than routine claims for benefits, there are no Actions, audits, investigations, suits, or claims pending or threatened against any of the Benefit Plans or any fiduciary thereof or against the assets of any of the Benefit Plans. To the Seller’s Knowledge, no event has occurred, and there exists no condition or set of circumstances in connection with which Sabine (or an Affiliate) could, directly, or indirectly be subject to any liability under ERISA, the Code or any other applicable Law with respect to the Benefit Plans, except liability for benefit claims and funding obligations payable in the ordinary course of business.
(h)    Except as to the plan terminations (if any) as required by the terms of this Agreement and except as set forth in Section 3.16(h) of the Disclosure Schedule, the consummation of the Transactions contemplated hereby will not accelerate the time of vesting or payment or increase any of the rights or benefits to which Sabine’s employees or former employees may be entitled under any Benefit Plan, nor will the consummation of the Transactions contemplated hereby entitle any employee or former employee of Sabine to severance pay, change-in-control payments or transaction bonuses.
3.17    Employment and Labor Matters.
(a)    Section 3.17(a) of the Disclosure Schedule is a true, correct and complete list of all Persons who are employees, consultants, or contractors of Sabine as of the date hereof, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof. As of the date hereof, and subject to payment of payroll in the Ordinary Course of Business, all compensation, commissions, bonuses, and fringe benefits payable to Employees, consultants, or contractors of Sabine for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of Sabine with respect to any commissions, bonuses or increases in compensation. Sabine is not a party to, or bound by, any collective bargaining or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to Seller’s Knowledge, attempting to represent any employee. Since January 1, 2010 there has not been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting Sabine or any of its employees.
(b)    Sabine is and has been in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the Sabine Employees, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by Sabine as consultants or contractors are properly treated as independent contractors under all applicable Laws. There are no Actions against Sabine pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee, consultant or independent contractor, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.
(c)    To Seller’s Knowledge, no Sabine Employee, officer, independent contractor, director, management or Affiliate of Sabine has any direct or indirect interests in the business of Sabine competitors.
3.18    Taxes.
(a)    All Tax Returns required to be filed by Sabine for any Tax period ending on or prior to the Closing Date have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all respects. All Taxes due and owing by Sabine and by the Seller with respect to Sabine’s operations (whether or not shown on any Tax Return) have been, or will be, timely paid. All deficiencies asserted, or assessments made, against Sabine or the Seller as a result of any examinations by any taxing authority have been fully paid.
(b)    There is no Action pending or proposed or threatened with respect to Taxes and, to Seller’s Knowledge, no basis exists therefor.
(c)    Seller has delivered to Purchaser correct and complete copies of all federal Tax Returns for Income Taxes, examination reports, and statements of deficiencies assessed against or agreed to by Sabine since January 1, 2007. Section 3.18(c) of the Disclosure Schedule (i) lists all federal, state, local, and foreign Tax Returns filed with respect to Sabine for taxable periods ended on or after January 1, 2007 (the “Subject Periods”), (ii) indicates those Tax Returns for the Subject Periods that have been audited, and (iii) indicates those Tax Returns for the Subject Periods that currently are the subject of audit. Except as disclosed in Section 3.18(c) of the Disclosure Schedule, Sabine has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(d)    All Taxes which Sabine is required by Law to withhold or collect, including sales and use Taxes, and amounts required to be withheld for Taxes of employees and other withholding taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Authorities or are held in separate bank accounts for such purpose. Sabine has complied with all information reporting and backup withholding requirements.
(e)    There are no Tax liens (other than liens for Taxes not yet due and payable) upon any of Sabine’s assets.
(f)    Sabine has not granted or been requested to grant any waiver of any statutes of limitations applicable to any claims for Taxes.
(g)    No transaction contemplated by this Agreement is subject to withholding and no sales Taxes, use Taxes, real estate transfer Taxes or other similar Taxes will be imposed on the Acquisition Transaction.

(h)    The amount of Sabine’s Liability for unpaid Taxes for all periods ending on or before December 31, 2013 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of Sabine’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of Sabine.
(i)    Sabine is not a party to any Contract or arrangement that has resulted or could result, separately or in the aggregate, in the payment of (i) any ‘‘excess parachute payment’’ within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local, or non-U.S. Tax law). Sabine is not a party to or bound by any Tax allocation or sharing agreement. Sabine (A) has not been a member of any Affiliated group (within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or non-U.S. Law) filing a consolidated federal income Tax Return and/or (B) has no Liability for the Taxes of any Person under regulation §1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract, or otherwise
(j)    Except as disclosed in Section 3.18(j) of the Disclosure Schedule, Sabine will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any:
(i)    change in method of accounting for a Taxable period ending on or prior to the Closing Date;
(ii)    “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of Laws related to state, local or foreign income Taxes) executed on or prior to the Closing Date;
(iii)    intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of Laws related to state, local or foreign income Taxes);
(iv)    installment sale or open transaction disposition made on or prior to the Closing Date; or
(v)    prepaid amount received on or prior to the Closing Date.
(k)    Sabine has not distributed stock of another entity, nor had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(l)    Sabine has been a validly electing S corporation within the meaning of Section 1361 and Section 1362 of the Code at all times since its organization and will be an S corporation up to and immediately prior to the Closing. Sabine will not be subject to Tax under

Section 1374 of the Code in the event an election is filed under Code Section 338(h)(10). Sabine has not, in the past ten years, (A) acquired assets from another corporation in a transaction in which Sabine’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that is a qualified subchapter S subsidiary.
(m)    Sabine has not entered into any transaction that is or would be part of any “reportable transaction” under Sections 6011, 6111 or 6112 of the Code (or any similar provision under any state or local Law).
3.19    Compliance with Laws. To the Seller’s Knowledge, Sabine has complied and is in compliance with all Laws applicable to or binding on it, the operation of the Sabine Business or the ownership and use of the Sabine’s assets (including, subject to the more specific provisions of this Article III and the Disclosure Schedule, any labor, environmental, occupational health, zoning or other law, regulation or ordinance). Sabine has not received written notice from any Governmental Authority claiming any violation by Sabine of any Law.
3.20    Litigation; Governmental Authorizations. There are no Actions pending or, to Seller’s Knowledge, threatened, against or by Sabine or any of its officers, directors, employees, consultant, contractors or shareholders in their capacity as such (a) relating to or affecting the Sabine Business or (b) that challenge or seek to prevent, enjoin or otherwise delay the Transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. There are no outstanding Governmental Authorizations and no unsatisfied judgments, penalties or awards against, relating to or affecting the Sabine Business.
3.21    Customers and Suppliers.
(a)    Section 3.21(a) of the Disclosure Schedule sets forth (i) each customer who has paid aggregate consideration to Sabine for goods or services rendered in an amount greater than or equal to $10,000 for each of 2012 and 2013 (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Sabine has not received any notice, and has no reason to believe, that any of the Material Customers has ceased, or intends to cease after the Closing, to use the goods or services of the Sabine Business or to otherwise terminate or materially reduce its relationship with the Sabine Business.
(b)    Section 3.21(b) of the Disclosure Schedule sets forth (i) each supplier to whom Sabine has paid consideration for goods or services rendered in an amount greater than or equal to $10,000 for each of 2012 and 2013 (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Sabine has not received any notice, and has no reason to believe, that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Sabine Business or to otherwise terminate or materially reduce its relationship with the Sabine Business.

3.22    Domain Names.
(a)    Section 3.22(a) of the Disclosure Schedule is a true, correct and complete list of all Sabine Domains (by name, owner, Gtld or ccTLD, registrar and expiration date), whether owned exclusively, jointly with another Person or otherwise, together with user name, password and “whois” information for such domain name necessary to effect a revision of and to each registration record. Sabine owns the entire right, title and interest to all Sabine Domains free and clear of all Encumbrances other than liens for current Taxes not yet due. Each Sabine Domain is validly and properly registered to Seller and reflects “whois” information that is accurate, correct and up-to-date and was validly and legally obtained, including in compliance with the procedures or policies of, and were registered without fraud on or misrepresentation to, ICANN or any other applicable domain name registry or registrar and without infringement or misappropriation of the Intellectual Property of any Person.
(b)    There have been no challenges to the ownership or use by Sabine of any Sabine Domains used, owned or purported to be owned by it and to the Knowledge of Seller there are no facts which would constitute a basis for such a challenge.
(c)    Section 3.22(c) of the Disclosure Schedule is a true, correct and complete list of each Contract between Sabine and any domain name registry or registrar and the amount of deposits that are held at each domain registry and registrar as prepayment for future domain name registrations and the name of each such registry and registrar.
3.23    Product Quality. Sabine’s products performs on a consistent basis, in all respects, the functions described in the marketing materials, the agreed specifications and end-user documentation and customer agreements, subject only to routine bugs and errors that can be corrected promptly by Seller in the course of providing customer support without further liability to Seller. All development services, support services, training services, upgrade services and other services that have been performed by Sabine were performed properly and to the Seller’s Knowledge in all respects in full conformity with the applicable Laws and Contracts. Except as set forth on Section 3.23 of the Disclosure Schedule, excluding complaints in the Ordinary Course of Business regarding nonmaterial product or service issues, other than any of which have a common root cause and in the aggregate are material, since January 1, 2012, no Person has asserted or threatened to assert any claim against Sabine under or based upon any warranty.
3.24    Certain Business Practices.
(a)    Neither Sabine nor any director, officer, agent, employee, contractor or consultant of Sabine, or any other Person associated with or acting for or on behalf of Sabine, has directly or indirectly: (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services: (A) to obtain favorable treatment or an improper advantage in securing business; (B) to pay for favorable treatment for business secured or (C) to obtain special concessions or for special concessions already obtained, for or in respect of Sabine or any Affiliate of Sabine; (ii) ) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (iii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) established or maintained any fund or asset that has not been recorded in the books and records of Sabine.
(b)    Sabine has (i) not exported or transmitted Software or other material or items, including technological data, in connection with the Sabine Business to any country, or made available to non-United States citizens, with respect to which such export, transmission or availability is restricted by any Law, without first having obtained all legally required authorizations and (ii) maintained all records to the extent required by any Law.
3.25    Brokers. Except as set forth in Section 3.25 of the Disclosure Schedule, no agent, broker, finder, investment banker, financial advisor or other Person retained or engaged by Sabine or any of its Affiliates or any Person acting on its behalf is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee in respect of any of the Transactions contemplated by this Agreement.
3.26    Environmental Matters.
(a)    Sabine is in compliance with all applicable Environmental, Health, and Safety Requirements. Sabine has not received any written notice (or, to the Seller’s Knowledge, other communication), whether from a Governmental Authority, citizens group, Employee or otherwise, that alleges that Sabine is not in compliance with any Environmental, Health, and Safety Requirements and there are no circumstances that may prevent or interfere with Sabine’s compliance with any Environmental, Health, and Safety Requirements in the future.
(b)    To the Seller’s Knowledge, no current or prior owner of any property owned, leased or controlled by Sabine, including the Excluded Real Property, has received any written notice (or, to the Seller’s Knowledge, other communication), whether from a Governmental Authority, citizens group, Employee or otherwise, that alleges that such current or prior owner or Sabine is not in compliance with any Environmental, Health, and Safety Requirements. No real property currently or formerly owned, operated or leased by Sabine is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.
(c)    Sabine has not and, to the Seller’s Knowledge, no current or previous owner, tenant, occupant, operator or user of the Excluded Real Property or any other Person has engaged in or permitted any operation or activity at or upon, or any use or occupancy of, the Excluded Real Property, or any portion thereof, for the purpose of or in any way involving the handling, manufacture, treatment, storage, use, generation, Release, discharge, refining, dumping or disposal of any Hazardous Materials (whether legal or illegal, accidental or intentional) on, under, in or about the Excluded Real Property or transported any Hazardous Materials to, from or across the Excluded Real Property nor are any Hazardous Materials presently constructed, deposited, stored or otherwise located on, under, in or about any of the Excluded Real Property, nor have any Hazardous Materials migrated or, to the Seller’s Knowledge, threatened to migrate from the Excluded Real Property onto, about or beneath any other properties, nor to the Seller’s Knowledge have any Hazardous Materials migrated or threatened to migrate from other properties onto, about or beneath the Excluded Real Property.

(d)    There has been no Release of Hazardous Materials in contravention of Environmental, Health and Safety Requirements with respect to the business or assets of Sabine or the Excluded Real Property, and neither Sabine nor Seller has received any notice that that the Excluded Real Property or any other real property currently or formerly owned, operated or leased in connection with the business of Sabine (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of any environmental Law or term of any environmental Permit by, Seller or Sabine.
(e)    No (i) underground improvement, including without limitation any treatment or storage tank or water, gas or oil well or (ii) above ground storage tank, is or to the Seller’s Knowledge ever has been located on the Excluded Real Property.
3.27    Books and Records. The minute books and stock record books of Sabine, all of which have been Made Available to Purchaser, are materially complete and correct and have been maintained in accordance with sound business practices. The minute books of Sabine contain accurate and materially complete records of all meetings, and actions taken by written consent of, the stockholders, the board of directors and any committees of the board of directors of Sabine, and no meeting, or action taken by written consent, of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of Sabine.
3.28    Government Grant Programs Sabine has no Liability due to any pending or outstanding Grants, Tax benefits, incentives, and/or subsidies from any Governmental Authority.
3.29    Disclosure. No representation or warranty of Seller in this Agreement, no statement in the Disclosure Schedule and no document delivered pursuant hereto by Seller contains any untrue statement or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. Except for those matters disclosed in this Agreement and the Disclosure Schedule, there are no facts not disclosed in this Agreement or the Disclosure Schedule which, if learned by Purchaser, might reasonably be expected to materially diminish Purchaser’s evaluation of the value of the Shares or which, if learned by Purchaser or Seller, might reasonably be expected to deter Purchaser from completing the Transactions contemplated by this Agreement on the terms and conditions contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof and as of Closing.
4.1    Organization of Purchaser. ClearOne is a corporation duly incorporated and validly existing under the laws of the State of Utah. HK Purchaser is a private limited company duly and validly existing under the laws of Hong Kong.

4.2    Authority of Purchaser. Purchaser has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Purchaser is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and any other Transaction Document to which Purchaser is a party, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the Transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms. When each other Transaction Document to which Purchaser is or will be a party has been duly executed and delivered by Purchaser (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Purchaser enforceable against it in accordance with its terms.
4.3    No Conflicts; Consents. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Charter Documents of Purchaser, as amended to date, or any other organizational documents of Purchaser; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Authorization applicable to Purchaser; or (c) require the consent, notice or other action by any Person under any Contract to which Purchaser is a party. No Consent, approval, Permit, Governmental Authorization, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transactions contemplated hereby and thereby, except for such consents, approvals, Permits, Governmental Authorizations, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect.
4.4    Brokers. No agent, broker, finder, investment banker, financial advisor or other Person retained or engaged by Purchaser or any of its Affiliates or any Person acting on its behalf is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee in respect of any of the Transactions contemplated by this Agreement.
ARTICLE V
COVENANTS
5.1    Preservation of Books and Records Following Closing; Access. As necessary following the Closing Date, Purchaser and Seller will make available to each other material data or information in such Party’s custody or control reasonably necessary for the purpose of preparing any financial statement or Tax Return or reasonably necessary in preparing for or defending any Tax-related examination of the requesting party or Seller or Sabine by any Governmental Authority. Purchaser and Seller will afford to each other reasonable access to such records during normal business hours, upon reasonable advance notice.

5.2    Employees; Employee Benefit Plans.
(a)    Sabine shall be solely responsible, and Purchaser shall have no obligations whatsoever for, any compensation or other amounts payable to any Sabine Employee (or former Sabine Employee), including, without limitation, hourly pay, commission, bonus, salary, accrued vacations, healthcare benefits, fringe, pension or profit sharing benefits, or severance pay payable to any Sabine Employee (or former Sabine Employee) for any period relating to the service with Sabine at any time prior to the Closing Date and Sabine shall pay all such amounts to all entitled Employees on or prior to the Closing Date.
(b)    Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health, accident or disability benefits brought by or in respect of Sabine Employees (or former Sabine Employees) or agents of Seller which claims relate to events occurring prior to the Closing Date. Seller also shall remain solely responsible for all worker’s compensation claims of any Sabine Employees (or former Sabine Employees) or agents of Seller which relate to events occurring prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.
(c)    Sabine will make all efforts to secure the retention and full cooperation of key employees, as identified by Purchaser.
(d)    The Benefit Plans will not be changed or terminated prior to Closing. Purchaser may ultimately determine to transition employees to its own plans. Each Sabine Employee who is transitioned to a Purchaser plan shall be given service credit for the purpose of eligibility under Purchaser’s group health plan and vesting under such plans for his or her period of service with Sabine; provided, however, that (i) such credit shall be given pursuant to payroll or plan records, at the election of Purchaser, in its sole and absolute discretion; and (ii) with respect to Purchaser’s defined contribution retirement plan, such service crediting shall be permitted under and consistent with such defined contribution retirement plan.
(e)    As practicable following the Closing, the Purchaser shall cause Sabine to take all actions as are necessary or advisable in its sole and absolute discretion to remediate any legal compliance deficiencies of the Benefit Plans (including any predecessor or successor plans thereof) including without limitation any failure of each of the Benefit Plans to comply with the requirements of Section 401 of the Code, to operate in compliance with its terms, or to make any timely filing or disclosure required by Title I of ERISA, including Form 5500 or 5500-SF Such actions may include but are not limited to submitting an application to the Internal Revenue Service under the Employee Plans Compliance Resolution System or with the Department of Labor under either the Delinquent Filer Voluntary Compliance Program or the Voluntary Fiduciary Correction Program, and other actions as required to remediate (“Benefit Plan Remediation”) any legal compliance deficiencies. Seller shall be solely responsible for and shall pay on behalf of or promptly reimburse Purchaser and/or Sabine as and when incurred for any cost or expense (including interest, penalties, excise taxes, reasonable attorneys’, consultants’, auditors’ and experts’ fees and expenses) incurred in connection with or relating to any legal compliance deficiencies or the Benefit Plan Remediation. Any limitations in Article VIII or otherwise in this Agreement shall not apply to this obligation. Notwithstanding anything to the contrary in this Agreement, without limitation on any other remedies Purchaser may have, Purchaser may offset any amounts owed against the Escrow Fund or Earnout Payments. In no event shall Purchaser have any obligation to Seller or any party related to Seller for any cost or expense incurred as a result of Purchaser failing to carry out the Benefit Plan Remediation.
5.3    Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates and Representatives to, hold in confidence any and all information, whether written or oral, concerning Sabine and the Sabine Business, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of his Affiliates or Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Nothing in this Section 5.3 shall prevent Seller from sharing information with Seller’s legal, accounting and tax advisors who are bound by confidentiality obligations.
5.4    Covenant Not to Compete or Solicit Business.
(y)    In furtherance of the sale of the Shares and the Sabine Business to Purchaser hereunder by virtue of the Acquisition Transaction contemplated hereby and more effectively to protect the value and goodwill of the Shares and the Sabine Business so sold, Seller agrees that, neither Seller nor any Affiliate of Seller will:
(i)    for a period ending on the fourth anniversary of the Closing Date, directly or indirectly (whether as principal, agent, consultant, independent contractor, partner or otherwise) own, manage, operate, control, participate in, perform services for, or otherwise carry on, a business competitive with the Sabine Business anywhere in the world; or
(ii)    employ, retain or hire any employee, contractor, consultant, agent or customer of the Sabine Business or induce or attempt to persuade, on behalf of any other business organization in competition with the Sabine Business, any employee, contractor, consultant, agent or customer of Purchaser to terminate such employment, consulting, agency or business relationship in order to enter into any such relationship with any such business organization.
(z)    Nothing set forth in this Section 5.4 shall prohibit Seller or any Affiliate of Seller from owning as a passive investment not in excess of 2% in the aggregate of any class of capital stock of any corporation if such stock is publicly traded, nor will anything set forth in this Section 5.4 prevent or prohibit the Real Estate Entity from leasing or selling the Excluded Real Property to any party following termination of the Lease in accordance with its terms.

(aa)    If Seller or any Affiliate of Seller violates any of its obligations under this Section 5.4, Purchaser may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate. Seller acknowledges that a violation of this Section 5.4 may cause Purchaser irreparable harm which may not be adequately compensated for by money damages. Seller therefore agrees that in the event of any actual or threatened violation of this Section 5.4, Purchaser shall be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against Seller or its Affiliates to prevent any violations of this Section 5.4, without the necessity of posting a bond. The prevailing party in any action commenced under this Section 5.4 shall also be entitled to receive reasonable attorneys’ fees and court costs.
(bb)    Seller acknowledges that the restrictions contained in this Section are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby. It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this Section 5.4, any term, restriction, covenant or promise in this Section 5.4 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.
5.5    Tax Matters.
(a)    Seller shall be responsible for the preparation and filing of all Tax Returns with respect to Sabine (including Tax Returns required to be filed after the Closing Date) attributable to taxable periods of Sabine ending on or prior to the Closing Date after review and approval by the Purchaser, which approval shall not be unreasonably withheld. Such Tax Returns shall be true, complete and correct in all material respects and shall be prepared consistent with past practices. Seller will be responsible for and make all payments of Taxes shown to be due on such Tax Returns.
(b)    Purchaser will be responsible for the preparation and filing of all Tax Returns that it is required to file with respect to Sabine attributable to taxable periods (or portions thereof) commencing after the Closing Date. Such Tax Returns shall be true, complete and correct in all material respects. Purchaser will make all payments of Taxes shown to be due on such Tax Returns.
(c)    Purchaser shall prepare or cause to be prepared and file or cause to be filed, after review and approval by the Seller, which approval shall not be unreasonably withheld, all Tax Returns for Sabine for any Straddle Period in accordance with applicable Law. Such Tax Returns shall be true, complete and correct in all material respects. Seller shall pay to the Purchaser within 20 days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes that relates to the period prior to Closing to the extent such Taxes were not paid prior to Closing, were not paid by Seller after Closing, or are not accrued and reflected as Liabilities for the purpose of calculating the Net Assets at Closing. For purposes of this Section 5.5(c), in case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the period prior to Closing shall (i) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount that would be payable if the relevant taxable period ending at the end of the Closing Date and (ii) in the case of any Taxes other than Taxes described in (i) above, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending at the end of the Closing Date and the denominator of which is the number of days in the entire taxable period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Sabine. For purposes of determining the allocation of any Income Tax liability between the Parties in accordance with this Section 5.5(c), Seller will, and Purchaser will cause Sabine to, with respect to any taxable period of Sabine that would otherwise include but does not end on the Closing Date take all steps as are reasonably necessary, to the extent permitted under applicable Law, to cause such period to end on the Closing Date.
(d)    At Purchaser’s option, Sabine and Seller shall join with Purchaser in making an election under Code Section 338(h)(10) (and any corresponding election under Laws related to state, local or foreign income Taxes) with respect to the purchase and sale of the Shares hereunder (collectively, a “Section 338(h)(10) Election”). Seller shall include any income, gain, loss, deduction, or other tax item resulting from the Section 338(h)(10) Election on Seller’s Tax Returns to the extent required by applicable Law. In connection with Sabine making a Section 338(h)(10) Election, Purchaser shall pay Seller, in cash, the amount of additional consideration necessary to cause Seller’s net after-Tax proceeds from the sale of the Shares with the Section 338(h)(10) Election, and the Foreign IP Transaction having occurred, to be equal to the net after-Tax proceeds that Seller would have received had the Section 338(h)(10) Election not been made and the Foreign IP Transaction not occurred, taking into account all appropriate state, federal, and local Tax implications (the “Tax Adjustment”); provided, however, that the Tax Adjustment shall be computed without regard to any Tax imposed by reason of Section 1374 of the Code. The Tax Adjustment shall allocate any Earnout Payments to Class VII assets in accordance with the provisions of Treas. Reg. Section 1.338-6. The amount of the Tax Adjustment shall be paid to Seller in readily available funds, without right of offset, prior to or at the time Seller signs Form 8023 to make the federal §338(h)(10) Election. Seller shall provide Purchaser with a schedule computing the amount of the Tax Adjustment within twenty (20) days after the Parties have agreed to the allocation of the Purchase Price. In the event Purchaser objects to the calculation of the Tax Adjustment, it shall notify Seller of such objection within twenty (20) days after having been notified of such calculation. If Purchaser and Seller are unable to timely agree on the amount of the Tax Adjustment, the Parties shall submit the dispute to the Accounting Firm for determination, whose determination shall be binding and conclusive upon the Parties. The costs of the Accounting Firm in making such determination shall be borne equally by the Parties. Purchaser shall prepare and deliver the purchase price allocation (“Purchase Price Allocation”) to Seller within 90 days following the Closing. Seller will have the right to raise reasonable objections to the Purchase Price Allocation within ten (10) days after receipt thereof, in which event Purchaser and Seller shall negotiate in good faith to resolve such objections. If Purchaser and Seller are unable to timely agree on the Purchase Price Allocation, the Purchaser and Seller shall submit the dispute to the Accounting Firm for determination, such firm to be determined (if it has not already been selected) under Section 2.6. The Accounting Firm’s determination shall be binding and conclusive on Purchaser and Seller with respect to the initial payment of the Tax Adjustment. The costs of the Accounting Firm in making the determination shall be borne equally by the Purchaser and Seller. If the Parties cannot agree upon the Accounting Firm, they shall proceed to have an arbitrator appoint the Accounting Firm as provided in Section 2.6. Purchaser, Sabine and Seller agree that the Purchase Price and the Liabilities of Sabine, as applicable, (plus other relevant items) will be allocated to the assets of Sabine for purposes (including Tax and financial accounting) in a manner consistent with the Purchase Price Allocation and that they will file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation. For purposes of Article VII, “Damages” shall include (i) any amount of Taxes, which are in excess of the Tax Adjustment, which Seller is required to pay as a result of the 338(h)(10) election after the audit or other examination of Seller’s Tax Returns reporting the proceeds from the Acquisition Transaction by the IRS or any applicable Tax authority and (ii) Taxes that are payable directly as a result of the transactions contemplated by the Foreign IP Transaction. For clarity, Damages under subparagraph (i) of the immediately preceding sentence shall not include Taxes owed by Seller which are unrelated to the Section 338(h)(10) Election.
(e)    Purchaser, Sabine and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 5.5(d) and any audit or legal proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit or legal proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller and Sabine agree (i) to retain all books and records with respect to Tax matters pertinent to Sabine relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Sabine or Seller, as the case may be, shall allow the other Party to take possession of such books and records. Subject to the provisions of Article VIII, Seller shall bear the costs and expenses incurred by Sabine or Purchaser for any Pre-Closing Period Tax Return that is amended as a result of any audit by the IRS or any other governmental taxing authority or any legal proceeding with respect to Taxes.
(f)    All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by Seller, and Seller shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Purchaser shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.
(g)    Sabine and Seller shall not revoke Sabine’s election to be taxed as an S corporation within the meaning of Code §1361 and §1362. Other than the Transactions contemplated by this Agreement, Sabine and Seller shall not take or allow any action that would result in the termination of Sabine’s status as a validly electing S corporation within the meaning of Code §1361 and §1362.
(h)    Following the Closing, if Purchaser determines it is necessary to request a determination from the IRS with respect to Sabine under Code Section 1362(f) or any comparable provision Laws related to state income Tax (“Inadvertent Termination Ruling”, and the request therefor, the “Inadvertent Termination Ruling Request”), Seller shall cooperate as reasonably requested by Purchaser with the preparation and filing of the Inadvertent Termination Ruling Request. If as part of obtaining the Inadvertent Termination Ruling the IRS requests that the Seller make lawful and necessary adjustments with respect to Taxes at the shareholder level for flow-through income of Sabine attributable to any Tax period, Code Section 1366 or any corresponding provision of state income Laws related to state income Tax, Seller shall agree to make, and to make, such adjustments and pay (without any right to reimbursement from Sabine, Purchaser or any Affiliate thereof) all Taxes required to be paid in order to secure the Inadvertent Termination Ruling. All reasonable legal, accounting, filing and other fees and expenses incurred to prepare and file the Inadvertent Termination Ruling Request and obtain the Inadvertent Termination Ruling shall be borne by Seller.
5.6    Access and Investigation. During the Pre-Closing Period, the Seller shall, and shall cause Sabine and its Representatives to: (a) provide the Purchaser and the Purchaser’s Representatives with reasonable access during normal business hours to Sabine and Sabine’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Sabine and the Sabine Business, including the Excluded Real Property; (b) provide the Purchaser and the Purchaser’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to Sabine and the Sabine Business, including the Excluded Real Property, and with such additional financial, operating and other data and information regarding Sabine and the Sabine Business, including the Excluded Real Property, as the Purchaser may reasonably request; and (c) cause Sabine’s officers to report regularly to the Purchaser, upon the Purchaser’s request, concerning the status of Sabine and the Sabine Business; provided, however, that (x) such access does not unreasonably disrupt the normal operations of Sabine and (y) neither Seller nor Sabine is under no obligation to disclose to the Purchaser or the Purchaser’s Representatives any information the disclosure of which is subject to attorney-client privilege. During the Pre-Closing Period, the Purchaser may make inquiries of Persons having business relationships with Sabine (including suppliers, licensors, distributors and customers) and Sabine shall help facilitate (and shall cooperate fully with the Purchaser in connection with) such inquiries. Without limiting the foregoing, Seller shall permit Purchaser and its Representatives to conduct environmental due diligence of Sabine and the Excluded Real Property. No investigation by Purchaser of any information received by Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement.
5.7    Operation of the Sabine Business. During the Pre-Closing Period, except as contemplated by this Agreement and the Transaction Documents, the Seller shall ensure that (a) Sabine shall conduct the Sabine Business in the Ordinary Course of Business and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement and in conformance with its stated compliance policies; (b) Sabine shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, sale representatives, distributors, resellers, channel partners, landlords, creditors, employees and other Persons having business relationships with Sabine; (c) Sabine shall not cancel any of its current insurance policies; (d) Sabine shall not amend or permit the adoption of any amendment to Sabine’s Charter Documents, or effect any merger, acquisition, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction; (e) Sabine shall not form any subsidiary or acquire any equity interest or other interest in any other Entity; (f) Sabine shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of Sabine during the Pre-Closing Period, do not exceed $10,000; (g) Sabine shall not: (i) enter into, or permit any of the assets of Sabine to become bound by, any Contract other than in the Ordinary Course of Business; or (ii) amend or prematurely terminate, or waive any material right or remedy under, any existing Contract other than in the Ordinary Course of Business; (h) Sabine shall not: (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $3,000; (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (other than (I) with respect to the Excluded Real Property, (II) cash dividends to the Shareholder the effect of which shall be reflected in the calculation of Net Assets, and (III) non-exclusive licenses of its products or services in the Ordinary Course of Business); or (iii) waive or relinquish any right, except in the Ordinary Course of Business; (i) Sabine shall not: (i) lend money to any Person (except that Sabine may make routine advances for travel and other business expenses to Sabine Employees in the Ordinary Course of Business); or (ii) incur or guarantee any material indebtedness; (j) Sabine shall not: (i) establish, adopt, amend or terminate any benefit plan applicable to Sabine Employees; (ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions paid in the Ordinary Course of Business; (iii) increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers or employees; (iv) promote or change the title of any of its Sabine Employees (retroactively or otherwise); or (v) hire or make an offer to hire any new employee; (k) Sabine shall not change any of its methods of accounting or accounting practices in any material respect; (l) Sabine shall not make or change any material Tax election, adopt or change a material accounting method in respect of Taxes, enter into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or compromise a claim, notice, audit report or assessment in respect of Taxes, consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes, or file any income or other material Tax Return (including any amended Tax Return) unless such Tax Return has been provided to Purchaser within a reasonable period prior to filing and Purchaser has consented to such filing; (m) Sabine shall not commence or settle any legal Action; (n) Sabine shall not accelerate or delay the collection of any accounts receivable or delay or accelerate the payment of any accounts payable, Taxes or other obligations; (o) Sabine shall preserve and maintain its Permits; (p) Sabine shall maintain its books and records in accordance with past practice; (q) Sabine shall comply in all material respects with all applicable Laws; and (r) Sabine shall not agree or commit to take any of the actions described in clauses “(a)” through “(q)” above.
5.8    Notification; Updates to Disclosure Schedule.
(a)    During the Pre-Closing Period, the Seller shall promptly notify the Purchaser in writing of: (i) the discovery by the Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by the Seller in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any representation or warranty made by the Seller in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of the Seller; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VI impossible or unlikely.
(b)    If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 5.8(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Seller shall promptly deliver to the Purchaser an update to the Disclosure Schedule specifying such change. No such update, other than those reflecting the obtainment of required consents, shall be deemed to supplement or amend the Disclosure Schedule for the purpose of determining whether any of the conditions set forth in Article VI has been satisfied. Purchaser’s receipt of information pursuant to this Section 5.8 shall not operate as a waiver or otherwise affect any representation, warranty, or agreement given or made by Seller in this Agreement.
5.9    No Negotiation. During the Pre-Closing Period, the Seller shall not, and shall not authorize or permit any of its Affiliates (including Sabine) or any of his or their Representatives to, directly or indirectly: (a) solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than the Purchaser) relating to a possible acquisition or merger involving Sabine, the Shares, the Sabine Business or the assets of Sabine; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than the Purchaser or its Representatives) relating to or in connection with a possible acquisition or merger involving Sabine, the Shares, the Sabine Business or the assets of Sabine; or (c) entertain or accept any proposal or offer from any Person (other than the Purchaser) relating to a possible acquisition or merger involving Sabine, the Shares, the Sabine Business or the assets of Sabine. The Seller shall promptly (and in any event within 24 hours of receipt thereof) notify the Purchaser in writing of any inquiry, indication of interest, proposal or offer relating to a possible acquisition or merger involving Sabine, the Shares, the Sabine Business or assets of Sabine that is received by Sabine or the Seller during the Pre-Closing Period (including, the identity of the Person making or submitting such inquiry, indication of interest, proposal or offer, and the terms thereof).
5.10    Closing Conditions. From the date hereof until the Closing, each Party shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VI and Article VII hereof.
5.11    Resignations. Seller shall deliver to Purchaser written resignations, effective as of the Closing Date, of the officers and directors of Sabine set forth on Section 5.11Error! Reference source not found. of the Disclosure Schedule at least five days prior to the Closing.

5.12    Public Announcements. Unless otherwise required by applicable Law, or applicable stock exchange or securities law reporting requirements, no Party to this Agreement shall make any public announcements in respect of this Agreement or the Transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.
5.13    Consents and Regulatory Approvals.
(a)    Each Party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
(b)    Seller shall use its best efforts to give all notices to, and obtain all Consents from, all Persons that are described in Section 3.4 of the Disclosure Schedule.
5.14    Representations Regarding Securities Issuances. Seller hereby makes the following representations and warranties with respect to the issuance and holding of the ClearOne Shares, and the issuance by ClearOne of such shares is expressly conditioned on the following:
(i)    Seller is acquiring the ClearOne Shares for his own account for investment and not with a view to, or for resale in connection with, any “distribution” thereof for purposes of the Securities Act.  Seller is an “accredited investor” as such term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).  Seller acknowledges that the ClearOne Shares shall be “restricted securities” within the meaning of SEC Rule 144, will contain a transfer restriction legend and may only be resold pursuant to an effective registration statement filed with the SEC under the Securities Act, or pursuant to Rule 144 promulgated under the Securities Act (“SEC Rule 144”) or another valid exemption from the registration requirements of the Securities Act as established by an opinion of counsel reasonably acceptable to ClearOne. Notwithstanding the foregoing, Seller does not agree to hold any of the ClearOne Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such ClearOne Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.
(j)    Seller acknowledges that he has been given full access by Purchaser to all information concerning the business and financial condition, properties, operations and prospects of ClearOne and its Affiliates that Seller has deemed relevant for purposes of making an investment and acquiring the ClearOne Shares in the Acquisition Transaction.   By reason of Seller’s knowledge

and experience in financial and business matters in general, and the business of ClearOne and its Affiliates in particular, Seller is capable of evaluating the merits and risks of making the investment in the ClearOne Shares and is able to bear the economic risk of the investment.  Seller has conducted such investigation as he deems relevant in connection with his acquiring the ClearOne Shares in the Acquisition Transaction.
(k)    Seller understands that no federal or state agency has passed on the merits or risks of an investment in the ClearOne Shares or made any finding or determination concerning the fairness or advisability of investing in the ClearOne Shares.
(l)    Neither the Seller nor any person acting on Seller’s behalf or at Seller’s direction has engaged in any purchase or sale of any ClearOne common stock (including without limitation any short sale, pledge, transfer, or establishment of an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act) after learning about the transaction contemplated hereby.
(m)    All certificates representing the ClearOne Shares shall bear a legend in substantially the following form (in addition to any legend required by the blue sky or securities laws of any state or jurisdiction to the extent such laws are applicable to the ClearOne Shares represented by the certificate so legended):
THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS, PROVIDED THAT THE SELLER DELIVERS TO CLEARONE, INC., AN OPINION OF COUNSEL (WHICH OPINION AND COUNSEL ARE REASONABLY SATISFACTORY TO CLEARONE, INC.) CONFIRMING THE AVAILABILITY OF SUCH EXEMPTION.”
5.15    Registration Rights.
(d)    ClearOne shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event no later than thirty (30) days after the Closing Date (the “Filing Deadline”), a Registration Statement on Form S-3 (or such other form as ClearOne is then eligible to use) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Seller of the ClearOne Shares pursuant to plans of distribution reasonably acceptable to the Seller (the “Registration Statement”).  Seller agrees to promptly provide to ClearOne, in writing, such information as ClearOne may reasonably request for inclusion in the Registration Statement.  ClearOne shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act no later than the earlier of (i) ninety (90) days after the Closing Date or, in the event of SEC review, one hundred and twenty (120) days after the Closing Date and (ii) the third business day following the date on which ClearOne is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments (the “Effectiveness Deadline”), unless upon the advice of counsel it is advisable not to accelerate the effectiveness of such Registration Statement, for such reasons including but not limited to: ClearOne issues an earnings release or material news or a material event relating to ClearOne occurs in which case such third business day shall be the third business day following the fifteen (15) calendar day period after such event occurs, and to keep such Registration Statement continuously effective under the Securities Act until the earlier of (i) the date on which all ClearOne Shares covered by the Registration Statement may be sold pursuant to SEC Rule 144 without the requirement for ClearOne to be in compliance with the current public information required under SEC Rule 144 and without volume or manner of sale restriction by persons who are not Affiliates of ClearOne, or (ii) such date as all ClearOne Shares registered on such Registration Statement have been resold either pursuant to such Registration Statement or under SEC Rule 144 (the earlier to occur of (i) or (ii) is the “Registration Termination Date”).
(i)    Notwithstanding the registration obligations set forth in Section 5.15(a), in the event the SEC informs ClearOne that all of the ClearOne Shares cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, ClearOne agrees to promptly (i) inform Seller and use its commercially reasonable efforts to file amendments to the initial Registration Statement as required by the SEC and/or (ii) withdraw the initial Registration Statement and file a new Registration Statement, in either case covering the maximum number of ClearOne Shares permitted to be registered by the SEC, on Form S-3 or such other form available to register for resale the ClearOne Shares as a secondary offering; provided, however, that prior to filing such amendment or new Registration Statement, ClearOne shall be obligated to use its commercially reasonable efforts to advocate with the SEC for the registration of all of the ClearOne Shares in accordance with SEC guidance. Notwithstanding any other provision of this Agreement, if any SEC guidance sets forth a limitation of the number of ClearOne Shares or other shares of ClearOne common stock permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that ClearOne used diligent efforts to advocate with the SEC for the registration of all or a greater number of ClearOne Shares), the number of ClearOne Shares or other shares of ClearOne common stock to be registered on such Registration Statement will be reduced as so required, as determined in good faith in the sole discretion of ClearOne. In the event ClearOne amends the initial Registration Statement or files a new Registration Statement, as the case may be, under clauses (i) or (ii) above, ClearOne will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by SEC guidance provided to ClearOne or to registrants of securities in general, one or more Registration Statements on Form S-3 or such other form available to register for resale those ClearOne Shares that were not registered for resale on the initial Registration Statement, as amended, or the new Registration Statement. Any Registration Statements filed hereunder shall be kept effective until the Registration Termination Date. Seller shall not be named as an “underwriter” in any Registration Statement without Seller’s prior written consent.
(ii)    If a Registration Statement ceases to be effective for any reason at any time prior to the applicable Registration Termination Date, ClearOne shall use its reasonable best efforts to reinstate the effectiveness thereof.

(iii)    ClearOne shall supplement and amend the Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by ClearOne for such Registration Statement, if required by the Securities Act or, to the extent to which ClearOne does not reasonably object, as requested by Seller.
(iv)    All Registration Expenses incurred in connection with the registrations pursuant to this Section 5.15(a) shall be borne by ClearOne. “Registration Expenses” shall mean all expenses incurred by ClearOne in complying with Section 5.15(a) including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for ClearOne, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of ClearOne which shall be paid in any event by ClearOne and Selling Expenses, as defined hereinafter).   All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by Seller. “Selling Expenses” shall mean all brokerage and selling commissions applicable to a sale of the ClearOne Shares pursuant to the Registration Statement.
(v)    Notwithstanding the Filing Deadline and the Effectiveness Deadline, ClearOne may postpone for up to thirty (30) days the filing or effectiveness of a Registration Statement pursuant to this Section 5.15(a) if ClearOne’s board of directors determines in its reasonable good faith judgment that such Registration Statement would (i) materially interfere with a significant acquisition, corporate organization or other similar transaction of ClearOne; (ii) require premature disclosure of material information that ClearOne has a bona fide business purpose for preserving as confidential; (iii) render ClearOne unable to comply with the Securities Act or Exchange Act; or (iv) require ClearOne to prepare (A) audited financial statements as of a date other than its fiscal year end (unless Seller agree to pay the reasonable expenses of this audit) or (B) pro forma financial statements that are required to be included in a registration statement.
(vi)    ClearOne may suspend sales of the ClearOne Shares pursuant to the Registration Statement for a period of not more than fifteen (15) days during any six (6) month period (an “Allowable Grace Period”) in the event it determines in good faith that such Registration Statement contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading; provided that (i) ClearOne shall immediately notify Seller of such suspension and (ii) ClearOne shall promptly amend such Registration Statement in order to correct any untrue statement and/or ensure that such Registration Statement is not misleading; provided further that subject to the time limitations set forth above, ClearOne may delay such amendment if ClearOne determines that such delay is in the best interest of ClearOne in order to avoid premature public announcements of potential acquisitions or other extraordinary transactions.  At the time the Registration Statement is declared effective, Seller shall be named as a selling security holder in the Registration Statement and the related prospectus in such a manner as to permit Seller to deliver such prospectus to purchasers of ClearOne Shares in accordance with applicable law.
(vii)    At Seller’s reasonable request, ClearOne shall furnish to Seller such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as Seller may reasonably request in order to facilitate the disposition of the ClearOne Shares owned by Seller.
(viii)    ClearOne shall use its reasonable best efforts to register and qualify the securities covered by a Registration Statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Seller, provided that ClearOne shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.
(ix)    ClearOne shall notify immediately Seller at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; provided, however, that, subject to Section 5.15(a)(iv), Purchaser shall promptly amend such Registration Statement in order to correct any untrue statement and/or ensure that such Registration Statement is not misleading.  Purchaser shall immediately notify Seller (i) when such registration statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information that pertains to the Seller as a selling stockholder; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement covering any or all of the ClearOne Shares or the initiation of any proceedings for that purpose, including pursuant to Section 8A of the Securities Act; (iv) of the receipt by Purchaser of any notification with respect to the suspension of the qualification or exemption from qualification of any of the ClearOne Shares for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (v) of the occurrence of any other event that results in the Seller being unable to sell ClearOne Shares pursuant to the Registration Statement or related prospectus. ClearOne shall use commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the ClearOne Shares for sale in any jurisdiction, as soon as practicable. ClearOne shall, by 9:30 a.m. New York City time on the second business day after the effective date of a Registration Statement, file a final prospectus with the SEC under Rule 424(b).
(e)    All rights and obligations provided for in Section 5.15(a) shall terminate on the Registration Termination Date.
(f)    With a view to making available to Seller the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit Seller to sell securities of ClearOne to the public without registration or pursuant to a Registration Statement, ClearOne agrees to:
(i)    use its reasonable best efforts to make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times so long as ClearOne remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

(ii)    use its reasonable best efforts to take such action as is necessary to enable Seller to utilize Form S-3 or such other registration statement form as may be applicable for the sale of the ClearOne Shares;
(iii)    use its reasonable best efforts to file with the SEC in a timely manner all reports and other documents required of ClearOne under the Securities Act and the Exchange Act;
(iv)    furnish to Seller, so long as Seller owns any ClearOne Shares, forthwith upon request (i) a written statement by ClearOne that it has complied with the reporting requirements of the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (or such other form as ClearOne is then eligible to use), (ii) a copy of the most recent annual or quarterly report of ClearOne and such other reports and documents so filed by ClearOne, and (iii) such other information as may be reasonably requested in availing Seller of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form; and
(v)    cooperate with Seller to remove restrictive legends from any certificates representing the ClearOne Shares as needed (and as lawful) to facilitate sales pursuant to Rule 144.
(g)    ClearOne shall not, and shall use its reasonable best efforts to ensure that no subsidiary or Affiliate of ClearOne shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the ClearOne Shares in a manner that would require the registration under the Securities Act of the sale of the ClearOne Shares to the Seller, or that will be integrated with the offer or sale of the ClearOne Shares for purposes of the rules and regulations of the NASDAQ, including, without limitation, the rules and regulations relating to stockholder approval.
(h)    ClearOne, on or before the Closing Date, shall take such action as ClearOne shall reasonably determine is necessary in order to obtain an exemption for or to qualify the ClearOne Shares issued to the Seller at the Closing pursuant to this Agreement under applicable securities laws of the United States and securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification). ClearOne shall make all filings and reports relating to the offer and sale of the ClearOne Shares required under applicable securities laws of the United States and securities or “Blue Sky” laws of the states of the United States following the Closing Date.
(i)    Nothing herein shall prevent ClearOne from including shares of ClearOne common stock other than the ClearOne Shares held by the Seller in the Registration Statement, including shares to be offered in one of more primary offerings by ClearOne for its own account on a continued or delayed basis in the future.
(j)    The following provisions shall apply only to the indemnification matters in this Section 5.15:

(i)    ClearOne will indemnify, defend and hold harmless Seller and his Affiliates, agents, representatives and legal counsel (collectively, the “Seller’s Agents”) against all Liabilities, joint or several, arising out of or based on (A) (i) any untrue statement (or alleged untrue statement) of a material fact contained in the Registration Statement, any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statement and amendments or supplements thereto, notification or the like), or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and will reimburse the Seller and the Seller’s Agents for any legal or any other expenses reasonably incurred in connection with investigating or defending any Liabilities, as such expenses are incurred, or (ii) any violation by ClearOne of any federal, state or common law rule or regulation applicable to ClearOne in connection with any registration, qualification or compliance relating to the ClearOne Shares, and will reimburse Seller, and each Seller’s Agents, for any legal and any other expenses reasonably incurred in connection with investigating or defending any Liabilities; or (B) any breach of any covenant, agreement, representation or warranty of ClearOne in this Agreement.  Notwithstanding the foregoing, ClearOne shall not be liable under this Section 5.15(g)(i): (A) in any such case to the extent that any Liabilities or expense arises out of or are based on any untrue statement or omission in reliance upon and in conformity with written information furnished to ClearOne by an instrument duly executed by Seller and stated to be specifically for use therein, (B) for any amount paid in settlement of claims without ClearOne’s written consent (which consent shall not be unreasonably withheld), or (C) to an indemnified party to the extent that it is finally judicially determined that such Liabilities resulted primarily from the fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) of such indemnified party; provided, further, that if and to the extent that such indemnification against any Liabilities is held, by final judicial determination to be unenforceable, in whole or in part, for any reason, ClearOne shall make the maximum contribution to the payment and satisfaction of such indemnified Liabilities.  In connection with the obligation of ClearOne to indemnify for expenses as set forth above, if an indemnified party is reimbursed hereunder for any expenses, such reimbursement of expenses shall be refunded without any interest thereon to the extent it is finally judicially determined that the Liabilities in question resulted primarily from the fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) of such indemnified party.
(ii)    In connection with any Registration Statement in which Seller is participating, Seller will indemnify ClearOne, each of its directors and officers, each legal counsel and independent accountant of ClearOne, each person who controls ClearOne within the meaning of the Securities Act, any underwriter (the “ClearOne’s Agents”), against all Liabilities arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in the Registration Statement, any prospectus, offering circular or other similar document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and will reimburse ClearOne and ClearOne’s Agents for any legal or any other expenses reasonably incurred in connection with investigating or defending any Liabilities, as such expenses are incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in the Registration Statement, any prospectus, offering circular or other similar document in reliance upon and in conformity with written information furnished to ClearOne by an instrument duly executed by Seller and stated to be specifically for use therein.  Notwithstanding the foregoing, the indemnity agreement provided in this Section 5.15(g) shall not apply to amounts paid in settlement of any Liabilities if such settlement is effected without the written consent of Seller, which consent shall not be unreasonably withheld. In no event shall Seller’s indemnification obligation exceed the net proceeds received from its sale of the ClearOne Shares.
(A)    Each party entitled to indemnification under this Section 5.15 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld). The Indemnified Party may participate in such defense at such party’s expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if (i) representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest or (ii) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Party. The failure of any Indemnified Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Party of its obligations under this Section 5.15, but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.
(B)    If the indemnification provided for in this Section 5.15(g) is held to be unavailable to an Indemnified Party with respect to any Liabilities or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such Liabilities or expense as well as any other relevant equitable considerations; provided, that in no event shall any contribution by Seller under this Section 5.15(g) exceed the net proceeds received by Seller from its sale of the ClearOne Shares. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding sentence.
(C)    The obligations of ClearOne and Seller under this Section 5.15 shall survive the Closing and the completion of any offering of the ClearOne Shares in a Registration Statement, any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and will survive the transfer of securities.
(D)    Seller shall furnish in writing to ClearOne such information regarding Seller and the distribution proposed by Seller as ClearOne may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Section 5.15.
5.16    Further Assurances. Following the Closing, each Party and its respective Affiliates shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions contemplated by this Agreement.
ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER
The obligations of the Purchaser to purchase the Shares and to take the other actions required to be taken by the Purchaser at the Closing are subject to the satisfaction (or waiver by the Purchaser), at or prior to the Closing, of each of the following conditions:
6.1    Accuracy of Representations.
(f)    The representations and warranties made by the Seller in this Agreement shall have been accurate in all material respects as of the date of this Agreement; provided, however, that for purposes of determining the accuracy of such representations and warranties: (i) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.
(g)    The representations and warranties made by the Seller in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of such representations and warranties: (i) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.
6.2    Performance of Covenants. Seller shall have or shall have caused Sabine to duly perform and comply in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by Seller or Sabine prior to or on the Closing Date.
6.3    Governmental and Other Consents. All filings with and other Consents of any Governmental Body and other Persons that are listed in Section 3.4 of the Disclosure Schedule required to be made or obtained in connection with the Acquisition Transaction shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable Law, regulation or other legal requirement shall have expired or been terminated.
6.4    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have or result in any Material Adverse Effect.
6.5    Agreements and Documents. All of the documents required to be delivered by Seller or Sabine in accordance with Article II shall have been delivered. Seller shall have delivered, or caused to be delivered, to Purchaser stock certificates evidencing the Shares, free and clear of Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank and with all required stock transfer tax stamps affixed.
6.6    No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Acquisition Transaction or Lease Transaction shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to any of the Transactions that makes consummation thereof illegal.
6.7    Completion of the Lease Transaction. The Excluded Real Property shall have been transferred to the Real Estate Entity, and Purchaser and the Real Estate Entity shall enter into the Lease Agreement contemporaneously with Closing.
6.8    Completion of Foreign IP Transaction. Prior to Closing, the Foreign IP Transaction shall have been completed.
6.9    Payment or Assumption of Excluded Liabilities. Prior to Closing, Seller shall assume all Excluded Liabilities or shall cause Sabine to pay such Excluded Liabilities, as agreed by the Parties, so that following the Closing, Sabine will have no obligation with respect to any such Excluded Liability.
6.10    No Legal Proceedings. No Action shall have been commenced against Purchaser, Seller or Sabine, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any of the Transaction.
ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

The obligations of the Seller to sell the Shares and to take the other actions required to be taken by the Seller at the Closing are subject to the satisfaction (or waiver by the Seller), at or prior to the Closing, of each of the following conditions:
7.1    Accuracy of Representations.
(d)    Each of the representations and warranties made by the Purchaser in this Agreement shall have been accurate in all material respects as of the date of this Agreement, except where the failure of the representations and warranties to be accurate has not impaired or delayed the Purchaser’s ability to consummate the Transactions; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.
(e)    Each of the representations and warranties made by the Purchaser in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date, except where the failure of the representations and warranties to be accurate has not impaired or delayed the Purchaser’s ability to consummate the Transactions; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.
7.2    Performance of Covenants. Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.
7.3    Agreements and Documents. All of the documents required to be delivered by Purchaser in accordance with Article II shall have been delivered.
7.4    No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the sale of the Shares shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the sale of the Shares that makes consummation thereof illegal.
ARTICLE VIII
INDEMNIFICATION
8.1    Survival. The representations and warranties contained herein shall survive the Closing for the Escrow Period (the “Indemnification Period”); except for (a) the representations and warranties set forth in Sections 3.1, 3.3(a), 3.3(b), 3.3(e), 3.8, 3.11, 3.12, 3.16, 3.18, 3.25 and 3.26 in the case of the Seller, and Sections 4.1 and 4.2 in the case of the Purchaser (the “Fundamental Representations”), all of which shall survive the Closing and until the applicable statute of limitations has expired; and (b) any indemnification or right thereto arising out of any breach or alleged breach of which the indemnified Person has notified the indemnifying Person in writing on or prior to the date such representation or warranty would otherwise terminate in accordance with this Section 8.1, which shall not terminate until after the liability of the indemnifying Persons shall have been determined and the indemnifying Persons shall have paid the indemnified Persons the full amount of such liability, if any.
8.2    Indemnification of Purchaser. Subject to the other terms and conditions of this Article VIII, Seller shall indemnify, hold harmless and defend Purchaser and its directors, officers, shareholders, and employees (collectively, the “Purchaser Indemnitees”) from and against any and all Losses incurred by or suffered by the Purchaser Indemnities arising out of any of the following:
(i)    any breach or any inaccuracy in any representation or warranty made by Seller in (i) this Agreement or any Transaction Document or any certificate delivered by or on behalf of the Seller pursuant hereto or (ii) by Sabine in the Asset Purchase Agreement;
(j)    any breach of or failure by the Seller to perform, any of its covenants or obligations required to be performed by it pursuant to this Agreement or any Transaction Document;
(k)    any liability or obligation of Seller arising out of or in connection with the ownership of the assets of Sabine or the operation of the Sabine Business arising on or before the Closing; or
(l)    any failure of the Seller to perform or otherwise pay or discharge any Excluded Liability.
Notwithstanding anything contained herein to the contrary, the Seller’s aggregate indemnification obligation pursuant to Section 8.2(a) above with respect to Seller’s representations and warranties hereunder shall not exceed the amount then remaining in the Escrow Fund and the unpaid Earnout Payments as of the date of the Loss unless and to the extent the Losses for which indemnification is being sought arise from any representation or warranty that was fraudulently provided.
8.3    Indemnification of Seller. From and after the Closing, Purchaser shall indemnify, hold harmless and defend the Seller and its directors, officers and shareholders from and against any and all Losses incurred by or suffered by the Seller arising out of any of the following:
(a)    any breach or any inaccuracy in any representation or warranty made by Purchaser in this Agreement or any Transaction Document or any certificate delivered by or on behalf of Purchaser pursuant hereto;
(b)    any breach by Purchaser of, or any failure by Purchaser to perform, any covenant or obligation required to be performed by it pursuant to this Agreement or any Transaction Document;
(c)    any liability or obligation arising out of or in connection with the ownership of the assets of Sabine or the operation of the Sabine Business arising after the Closing;
(d)    any failure of the Purchaser to perform or otherwise pay or discharge any Liability of Sabine which is not an Excluded Liability; and

(e)    Damages, as referenced in the last sentence of Section 5.5(d) provided that the amount of this indemnification shall be limited to and shall not exceed $250,000.
8.4    Payment. The Purchaser may make a claim against the Escrow Fund until the expiration of the Escrow Period and against unpaid Earnout Payments after the expiration of the Escrow Period for indemnification pursuant to this Article VIII on the terms and conditions of the Escrow Agreement. Subject to the limitations set forth in the last paragraph of Section 8.2 above, if the amount of the Escrow Fund is insufficient to pay any indemnification claims, the Purchaser may make a claim directly against the Seller.
8.5    Indemnification Procedures. The party making a claim under this Article VIII is referred to as the "Indemnified Party", and the party against whom such claims are asserted under this Article VIII is referred to as the "Indemnifying Party". The following provisions shall not apply to the indemnification rights related to registration of the ClearOne Shares set forth in Section 5.15, which section includes procedures applicable to such indemnification.
(c)    Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a "Third Party Claim") against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company, or (y) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.5(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 5.6) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.
(d)    Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.5(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).
(e)    Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a "Direct Claim") shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance (including access to Sabine’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
8.6    Purchase Price Adjustments. To the extent permitted by Law, any amounts payable under Section 8.2 or Section 8.3 shall be treated by the Parties as an adjustment to the Purchase Price.
8.7    Sole and Exclusive Monetary Remedy. The Parties acknowledge and agree that the indemnification provisions in this Article VIII are the sole and exclusive monetary remedy of the Purchaser and ClearOne with respect to the Acquisition Transaction, except in the case of fraud on the part of the Seller and except as otherwise provided in Section 5.15.
ARTICLE IX
TERMINATION
9.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(m)    by the mutual written consent of Seller and Purchaser;
(n)    by Purchaser by written notice to Seller, if Purchaser is not then in breach of any provision of this Agreement, and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure has not been cured by Seller within ten days of Seller’s receipt of written notice of such breach from Purchaser;
(o)    by Seller by written notice to Purchaser, if Seller is not then in breach of any provision of this Agreement, and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Purchaser within ten days of Purchaser’s receipt of written notice of such breach from Seller; or
(p)    by Purchaser or Seller in the event that (i) there shall be any Law that makes consummation of the Transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the Transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable or
(q)    by either Party as provided in Section 2.7 if the Closing has not occurred prior to March 30, 2014.

9.2    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:
(f)    as set forth in this Article IX and Article X hereof ; and
(g)    that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.
ARTICLE X
MISCELLANEOUS
10.1    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and shall not confer any legal or equitable, rights, benefits or remedies of any nature whatsoever upon any Person other than the Parties and their respective successors and permitted assigns.
10.2    Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement among the Parties and supersedes all prior and contemporaneous understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof, including that certain Letter of Intent executed by Sabine and Purchaser on January 8, 2014, provided, however, that the Parties agree that Section 7(c) and 7(i) of such Letter of Intent shall continue until Closing, at which time those provisions shall terminate. In the event of any inconsistency between the statements in the body of this Agreement and (a) those in the other Transaction Documents or (b) the Exhibits and Schedules to this Agreement or the other Transaction Documents, the statements in the body of this Agreement will control.
10.3    Further Assurances. Following the Closing, each of the Parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions contemplated by this Agreement and the other Transaction Documents.
10.4    Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Seller may not assign this Agreement or any of his or its rights, interests, or obligations hereunder without prior written approval of Purchaser.
10.5    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
10.6    Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.7    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses:

If to Seller:	Doran M. Oster 1425 NW 35th Terrace Gainesville, Florida 32605 E-mail: doran.oster@yahoo.com
with a copy to:	Hutchison PLLC 3110 Edwards Mill Road, Suite 300 Raleigh, North Carolina 27612 Facsimile: 855 373 3417 E-mail: atuffin@hutchlaw.com Attention: Amalie L. Tuffin
If to Purchaser:	Clearone, Inc. 5225 Wiley Post Way, Suite 500 Salt Lake City, Utah 84116 Facsimile: +1 8013033333 Attention: Zee Hakimoglu, President and CEO
with a copy to:	Parsons Behle & Latimer PO Box 45898 Salt Lake City, Utah 84145-0898 Telephone: 801 532 1234 Facsimile: 801 536 6111 E-mail: gmangum@parsonsbehle.com Attention: Geoff Mangum
Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.8    Governing Law; Jurisdiction; Service of Process.
(c)    This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Utah without giving effect to any choice or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Utah.
(d)    ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF UTAH OR THE STATE OF FLORIDA, AS APPLICABLE, IN EACH CASE LOCATED (IF IN UTAH) IN THE CITY OF SALT LAKE CITY AND COUNTY OF SALT LAKE OR (IF IN FLORIDA) IN THE CITY OF GAINESVILLE AND COUNTY OF ALACHUA, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. ANY SUIT BROUGHT BY SELLER OR AN AFFILIATE SHALL BE BROUGHT IN THE ABOVE-DESCRIBED COURTS LOCATED IN UTAH. ANY SUIT BROUGHT BY PURCHASER OR AN AFFILIATE SHALL BE BROUGHT IN THE ABOVE-DESCRIBED COURTS LOCATED IN FLORIDA.
(e)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.9    Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the all the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
10.10    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
10.11    Expenses. Except as expressly set forth herein, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the Transactions contemplated hereby.
10.12    Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
10.13    Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
10.14    Waiver of Conflicts. Recognizing that Hutchison PLLC has acted as legal counsel to Sabine, the Seller, the Real Estate Entity and certain of their respective Affiliates prior to date hereof, and that Hutchison PLLC intends to act as legal counsel to Seller, the Real Estate Entity and certain of their Affiliates (which shall not include Sabine) after the Closing, each of ClearOne, Purchaser and Sabine hereby waives, on its own behalf and agrees to cause its Affiliates, to waive, any conflicts that may arise in connection with Hutchison PLLC representing Seller, the Real Estate Entity, and their Affiliates after the Closing as such representation may relate to ClearOne, Purchaser, Sabine or the Transactions. In addition, all communications involving attorney-client confidences between Seller, the Real Estate Entity, Sabine and their respective Affiliates, on the one hand, and Hutchison PLLC on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the Seller, the Real Estate Entity and their respective Affiliates (and not Sabine). Accordingly, ClearOne, the Purchaser and Sabine shall not have access to any such communications or to the files of Hutchison PLLC relating to such engagement from and after the Closing Date. Without limiting the generality of the foregoing, from and after the Closing Date, (a) Seller, the Real Estate Entity and their respective Affiliates (and not ClearOne, the Purchaser or Sabine) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or the Subsidiaries shall be a holder thereof, (b) to the extent that files of Hutchison PLLC in respect of such engagement constitute property of the client, only Seller, the Real Estate Entity their respective Affiliates (and not ClearOne, the Purchaser or Sabine) shall hold such property rights and (c) Hutchison PLLC shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to ClearOne, Purchaser or Sabine by reason of any attorney-client relationship between Hutchison PLLC and the Seller or Sabine or otherwise. This Section 10.14 will be irrevocable, and no term of this Section 10.14 may be amended, waived or modified, without the prior written consent of Hutchison PLLC. Each of the parties hereto acknowledges that such consent and waiver is voluntary, has been carefully considered and the parties have consulted with counsel or been advised they should do so.
IN WITNESS WHEREOF, the Parties have executed this Agreement on as of the date first above written.

SELLER:	_________________________________ Doran M. Oster
PURCHASER:	CLEARONE, INC. By: Name: Title:
COMPANY:	SABINE, INC. By: Doran M. Oster, President